Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC
9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Bank

Report on the Separate Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Bank (the “Bank”). The financial statements consist of the separate statements of financial position as of September 30, 2016, the related separate statements of comprehensive income for the three and nine months ended September 30, 2016 and 2015, respectively, the related separate statements of changes in equity and cash flows for the nine months ended September 30, 2016 and 2015, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements of the Bank are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the separate statement of financial position as of December 31, 2015, and the related separate statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2015 (not presented in the accompanying separate interim financial statements), all expressed in Korean Won, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 4, 2016. The separate statement of financial position as of December 31, 2015 presented as a comparative purpose in the accompanying interim financial statements does not differ, in all material respects, from the audited separate statement of financial position as of December 31, 2015.

November 14, 2016

Notice to Readers

This report is effective as of November 14, 2016, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

The accompanying separate interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Bank.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address)	51 Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

	September 30, 2016	December 31, 2015
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	7,321,197	5,440,326
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	4,090,330	3,569,625
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	17,331,491	15,869,654
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	13,735,813	13,527,452
Loans and receivables (Notes 4, 10, 11, 12, 18, 44 and 45)	245,715,586	231,083,160
Investments in subsidiaries and associates (Note 13)	3,579,582	3,730,247
Investment properties (Note 14)	358,506	344,892
Premises and equipment (Note 15)	2,318,969	2,341,506
Intangible assets (Note 16)	201,329	187,520
Assets held for sale (Note 17)	13,989	17,904
Deferred tax assets (Note 42)	60,988	172,368
Derivative assets (Notes 4, 11, 12 and 26)	273,499	183,128
Other assets (Notes 19 and 45)	176,983	109,126

Total assets	295,178,262	276,576,908

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	3,713,079	3,448,180
Deposits due to customers (Notes 4, 11, 21 and 45)	212,077,602	201,353,128
Borrowings (Notes 4, 11, 12 and 22)	15,056,318	18,760,947
Debentures (Notes 4, 11 and 22)	18,174,443	17,259,749
Provisions (Notes 23 and 44)	365,985	467,887
Net defined benefit liability (Note 24)	6,759	45,678
Current tax liabilities (Note 42)	33,844	77,190
Derivative liabilities (Notes 4, 11, 12 and 26)	25,175	—
Other financial liabilities (Notes 4, 11, 12 and 25)	25,512,321	16,111,469
Other liabilities (Notes 25 and 45)	177,500	163,362

Total liabilities	275,143,026	257,687,590

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF September 30, 2016 AND DECEMBER 31, 2015 (CONTINUED)

	September 30, 2016	December 31, 2015
	(Korean Won in millions)

EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,883,907	3,334,002
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	54,772	106,016
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of September 30, 2016 and December 31, 2015 is 1,880,447 million Won and 1,382,443 million Won, respectively)
(Regulatory reserve for credit loss to be reserved(reversed) as of September 30, 2016 and December 31, 2015 is (45,194) million Won and 498,004 million Won, respectively)
(Planned provision(reversal) of regulatory reserve for credit loss as of September 30, 2016 and December 31, 2015 is (45,194) million Won and 498,004 million Won, respectively)	12,445,632	11,798,375

Total equity	20,035,236	18,889,318

Total liabilities and equity	295,178,262	276,576,908

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2016 AND 2015

	Korean Won
	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for income per share data)
Interest income	1,831,108	5,566,767	1,893,140	5,762,040
Interest expense	773,201	2,392,721	871,964	2,759,016

Net interest income (Notes 34 and 45)	1,057,907	3,174,046	1,021,176	3,003,024

Fees and commissions income	251,970	749,481	252,031	739,280
Fees and commissions expense	34,378	109,567	32,240	91,038

Net fees and commissions income (Notes 35 and 45)	217,592	639,914	219,791	648,242

Dividend income (Note 36 and 45)	16,595	176,184	27,913	127,581
Net gain(loss) on financial instruments at fair value through profit or loss (Note 37)	(98,640)	(54,867)	102,949	132,945
Net gain(loss) on available-for-sale financial assets (Note 38)	25,905	57,061	(22,899)	(45,555)
Impairment losses due to credit loss (Notes 39 and 45)	(215,862)	(540,504)	(193,067)	(792,515)
General and administrative expenses (Notes 40 and 45)	(683,448)	(2,159,408)	(670,558)	(2,065,927)
Other net operating income(expenses) (Notes 40 and 45)	32,872	(144,052)	(161,331)	(263,625)

Operating income	352,921	1,148,374	323,974	744,170

Share of loss of subsidiaries and associates (Note 13)	(3,690)	(10,543)	—	(21,402)
Other net non-operating income	28,129	46,937	16,663	163,841

Non-operating income (Note 41)	24,439	36,394	16,663	142,439

Net income before income tax expense	377,360	1,184,768	340,637	886,609

Income tax expense (Note 42)	83,521	219,688	71,377	170,849

Net income
(Net income after the provision of regulatory reserve for credit loss for the nine months ended September 30, 2016 and 2015 is 1,010,274 million Won and 332,837 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three months ended September 30, 2016 and 2015 is 321,164 million Won and 9,365 million Won, respectively) (Note 32)	293,839	965,080	269,260	715,760

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED SEPTEMBER 30, 2016

AND 2015 (CONTINUED)

	Korean Won
	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for income per share data)
Remeasurement of the net defined benefit liability	(7,378)	(52,105)	(24,599)	(50,681)

Items that will not be reclassified to profit or loss	(7,378)	(52,105)	(24,599)	(50,681)

Gain (loss) on valuation of available-for-sale financial assets	(23,475)	19,174	33,695	65,514
Gain (loss) on foreign currency translation of foreign operations	(18,121)	(18,313)	18,606	21,573

Items that may be reclassified to profit or loss	(41,596)	861	52,301	87,087

Other comprehensive income (loss), net of tax	(48,974)	(51,244)	27,702	36,406

Total comprehensive income	244,865	913,836	296,962	752,166

Net income per share (In Korean Won) (Note 43)

Basic and diluted earnings per common share	363	1,212	322	864

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2015	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405
Net income	—	—	—	—	715,760	715,760
Dividends	—	—	—	—	(504,952)	(504,952)
Gain on valuation of available-for-sale financial assets	—	—	—	65,514	—	65,514
Gain on foreign currencies translation of foreign operations	—	—	—	21,573	—	21,573
Remeasurement of the net defined benefit liability	—	—	—	(50,681)	—	(50,681)
Dividends on hybrid securities	—	—	—	—	(134,517)	(134,517)
Issuance of hybrid securities	—	795,179	—	—	—	795,179
Appreciation of merger losses	—	—	—	806,640	(806,640)	—

September 30, 2015	3,381,392	3,334,002	269,533	147,524	11,631,830	18,764,281

January 1, 2016	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318
Net income	—	—	—	—	965,080	965,080
Dividends	—	—	—	—	(168,317)	(168,317)
Gain on valuation of available-for-sale financial assets	—	—	—	19,174	—	19,174
Loss on foreign currencies translation of foreign operations	—	—	—	(18,313)	—	(18,313)
Remeasurement of the net defined benefit liability	—	—	—	(52,105)	—	(52,105)
Dividends on hybrid securities	—	—	—	—	(149,506)	(149,506)
Issuance of hybrid securities	—	549,905	—	—	—	549,905

September 30, 2016	3,381,392	3,883,907	269,533	54,772	12,445,632	20,035,236

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	For the nine months ended September 30
	2016	2015
	(Korean Won in millions)
Cash flows from operating activities:
Net income	965,080	715,760
Adjustment to net income:
Income tax expense	219,688	170,849
Interest income	(5,566,767)	(5,762,040)
Interest expense	2,392,721	2,759,016
Dividend income	(206,892)	(164,878)

	(3,161,250)	(2,997,053)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at fair value through profit or loss	—	3,466
Impairment losses due to credit loss	540,504	792,515
Loss on available-for-sale financial assets	—	45,555
Impairment loss on investments in subsidiaries and associates	10,543	21,402
Loss on transaction of derivatives / valuation of derivative instruments (hedging)	31,778	16,004
Loss on hedged items (Fair value hedge)	82,263	99,862
Provisions	10,600	56,870
Retirement benefits	105,889	91,914
Depreciation and amortization	130,373	113,584
Loss on disposal of premises and equipment and other assets	6,548	1,742
Impairment loss on premises and equipment and other assets	211	490

	918,709	1,243,404

Deductions of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	182,715	—
Gain on available-for-sale financial assets	57,061	—
Gain on transaction of derivatives / valuation of derivative instruments (hedging)	77,723	108,091
Gain on hedged items (Fair value hedge)	30,602	19,952
Reversal of provisions	864	356
Gain on disposal of investment in subsidiaries and associates	3,679	673
Gain on disposal of premises and equipment and other assets	1,227	6,708
Reversal of impairment loss on premises and equipment and other assets	480	372

	354,351	136,152

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015 (CONTINUED)

	For the nine months ended September 30
	2016	2015
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(73,091)	587,920
Loans and receivables	(15,197,803)	(23,249,860)
Other assets	(67,423)	(64,044)
Deposits due to customers	10,724,475	15,476,646
Provision	(73,398)	(89,308)
Net defined benefit liability	(213,544)	(166,560)
Other financial liabilities	9,328,715	5,267,686
Other liabilities	16,104	(104,320)

	4,444,035	(2,341,840)

Cash received from (paid for) operating activities:
Interest income received	5,580,747	5,751,401
Interest expense paid	(2,319,850)	(2,937,198)
Dividend received	205,460	164,878
Income tax paid	(135,293)	(336,582)

Net cash provided by (used in) operating activities	6,143,287	(873,382)

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	14,997,100	13,219,026
Redemption of held-to-maturity financial assets	5,958,431	4,736,741
Disposal of investments in subsidiaries and associates	52,891	37,773
Disposal of premises and equipment	237	17,635
Disposal of intangible assets	837	—
Disposal of assets held for sale	13,876	2,536

	21,023,372	18,013,711

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	16,194,628	12,343,696
Acquisition of held-to-maturity financial assets	6,224,158	5,685,062
Acquisition of investments in subsidiaries and associates	46,940	45,200
Acquisition of premises and equipment	70,353	74,031
Acquisition of intangible assets	102,575	58,427

	22,638,654	18,206,416

Net cash used in investing activities	(1,615,282)	(192,705)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015 (CONTINUED)

	For the nine months ended September 30
	2016	2015
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	4,636,750	11,133,710
Issuance of debentures	4,735,270	4,777,741
Issuance of hybrid securities	549,905	795,179

	9,921,925	16,706,630

Cash out-flows from financing activities:
Repayment of borrowings	8,342,021	7,423,761
Repayment of debentures	3,893,090	6,485,416
Dividends paid	168,317	504,952
Dividends paid on hybrid securities	125,947	104,326

	12,529,375	14,518,455

Net cash provided by (used in) financing activities	(2,607,450)	2,188,175

Net increase in cash and cash equivalents	1,920,555	1,122,088

Cash and cash equivalents, beginning of the period	5,440,326	4,668,916

Effects of exchange rate changes on cash and cash equivalents	(39,684)	256,110

Cash and cash equivalents, end of the period	7,321,197	6,047,114

See accompanying notes to separate financial statements

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016 AND FOR THE THREE MONTHS AND THE NINE MONTHS

ENDED SEPTEMBER 30, 2016 AND 2015

1.	GENERAL

(1)	Description of business

Woori Bank (hereinafter referred as the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign currencies exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement dated July 28, 2014, by and between Woori Finance Holdings Co., Ltd. and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of September 30, 2016, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won.

As of September 30, 2016, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held 345 million shares (51.06% ownership) of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 905 branches and offices in Korea, and 22 branches and offices overseas as of September 30, 2016.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Bank’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual financial statements for the year ended December 31, 2015 for understanding of the accompanying separate financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying interim separate financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2015.

1)	The Bank has newly adopted the following amendment to K-IFRS that affected the Bank’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 clarify the concept of applying materiality in practice and restrict an entity reducing the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Bank from using a revenue-based depreciation method for items of property, plant and equipment. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1027 – Separate Financial Statements

The amendments discuss accounting for investment in subsidiaries, related parties, and joint ventures at cost basis and allow the selection of the application of K-IFRS 1039 Financial Instruments: Recognition and Measurement or the application of equity method accounting under K-IFRS 1028 Investment in Associates and Joint Ventures. The adoption of the amendments has no significant impact on the separate financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Bank’s separate financial statements.

2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Enactment of K-IFRS 1109 – Financial Instruments

The enactment of K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. This standard will supersede K-IFRS 1039 Recognition and Measurement of Financial Instruments. The enactments are effective for annual periods beginning on or after 1 January 2018.

Enactment of K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The enactment introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The enactment is effective for annual periods beginning on or after 1 January 2018.

The Bank is in the process of evaluating the impact on the separate financial statements upon the adoption of new and revised K-IFRSs that have been issued but are not yet effective.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on assumptions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the separate financial statements for the year ended December 31, 2015.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Bank’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		September 30, 2016	December 31, 2015
Loans and receivables	Korean treasury and government agencies	15,462,336	11,985,469
	Banks	23,196,201	17,285,673
	Corporates	86,358,761	89,295,698
	Consumers	120,698,288	112,516,320

	Sub-total	245,715,586	231,083,160

Financial assets at FVTPL	Gold banking assets	21,423	24,884
	Debt securities held for trading	1,125,979	1,117,585
	Derivative assets	2,914,754	2,375,511

	Sub-total	4,062,156	3,517,980

AFS financial assets	AFS debt securities	11,436,503	11,124,906
HTM financial assets	HTM debt securities	13,735,813	13,527,452
Derivative assets	Derivative assets (hedging)	273,499	183,128

Off-balance accounts	Guarantees	14,234,957	17,507,149
	Loan commitments	53,077,532	63,361,727

	Sub-total	67,312,489	80,868,876

	Total	342,536,046	340,305,502

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2016
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	238,284,370	1,154,485	768,237	321,365	5,187,129	245,715,586
Financial assets at FVTPL (*2)	1,125,979	—	21,423	—	—	1,147,402
AFS debt securities	11,380,957	—	—	—	55,546	11,436,503
HTM securities	13,703,778	—	—	—	32,035	13,735,813
Off-balance accounts	66,458,805	56,095	76,526	26,273	694,790	67,312,489

Total	330,953,889	1,210,580	866,186	347,638	5,969,500	339,347,793

	December 31, 2015
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	223,646,082	1,210,766	644,387	192,599	5,389,326	231,083,160
Financial assets at FVTPL (*2)	1,117,585	—	24,884	—	—	1,142,469
AFS debt securities	11,074,231	—	—	—	50,675	11,124,906
HTM securities	13,525,799	—	—	—	1,653	13,527,452
Off-balance accounts	79,553,680	65,769	107,239	28,884	1,113,304	80,868,876

Total	328,917,377	1,276,535	776,510	221,483	6,554,958	337,746,863

(*1)	Others consist of financial assets in Vietnam, Panama and European countries and etc.
(*2)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals, and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	September 30, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,629,530	35,579,479	39,520,204	3,971,448	114,742,149	6,272,776	245,715,586
Financial assets at FVTPL (*)	—	—	923,149	—	—	224,253	1,147,402
AFS debt securities	987,742	20,417	7,881,279	53,232	—	2,493,833	11,436,503
HTM securities	1,752,115	20,000	8,080,387	371,611	—	3,511,700	13,735,813
Off-balance accounts	14,884,124	25,798,681	9,181,335	3,835,173	9,457,849	4,155,327	67,312,489

Total	63,253,511	61,418,577	65,586,354	8,231,464	124,199,998	16,667,889	339,347,793

	December 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,361,981	36,456,505	30,823,625	4,610,677	106,355,248	5,475,124	231,083,160
Financial assets at FVTPL (*)	—	—	626,132	—	—	516,337	1,142,469
AFS debt securities	749,645	20,652	8,562,495	21,373	—	1,770,741	11,124,906
HTM securities	1,931,529	20,000	7,796,249	472,209	—	3,307,465	13,527,452
Off-balance accounts	16,357,655	32,420,468	13,499,646	5,023,364	8,928,661	4,639,082	80,868,876

Total	66,400,810	68,917,625	61,308,147	10,127,623	115,283,909	15,708,749	337,746,863

(*)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	15,466,086	23,211,026	48,576,610	30,521,846	6,474,122	85,572,578	119,861,813	244,111,503
Loans overdue but not impaired	—	—	10,639	118,335	—	128,974	721,802	850,776
Impaired loans	—	—	1,550,365	473,151	293,188	2,316,704	346,905	2,663,609

Total	15,466,086	23,211,026	50,137,614	31,113,332	6,767,310	88,018,256	120,930,520	247,625,888

Less: Allowance for credit losses	3,750	14,825	1,098,372	477,357	83,766	1,659,495	232,232	1,910,302

Total, net	15,462,336	23,196,201	49,039,242	30,635,975	6,683,544	86,358,761	120,698,288	245,715,586

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	11,988,506	17,296,466	50,392,830	30,901,813	6,887,579	88,182,222	111,587,607	229,054,801
Loans overdue but not impaired	—	—	6,049	90,726	—	96,775	767,687	864,462
Impaired loans	—	—	1,963,248	497,520	545,642	3,006,410	420,973	3,427,383

Total	11,988,506	17,296,466	52,362,127	31,490,059	7,433,221	91,285,407	112,776,267	233,346,646

Less: Allowance for credit losses	3,037	10,793	1,340,004	509,789	139,916	1,989,709	259,947	2,263,486

Total, net	11,985,469	17,285,673	51,022,123	30,980,270	7,293,305	89,295,698	112,516,320	231,083,160

a)	Credit quality of loans and receivables

The Bank manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	September 30, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	15,462,336	23,196,201	40,283,085	17,096,492	4,741,399	62,120,976	116,688,205	217,467,718
Lower grade (*2)	—	—	7,903,088	13,185,918	1,713,691	22,802,697	3,080,748	25,883,445

Total	15,462,336	23,196,201	48,186,173	30,282,410	6,455,090	84,923,673	119,768,953	243,351,163

Value of collateral	—	382,341	17,612,043	24,742,407	3,986,527	46,340,977	101,856,269	148,579,587

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	11,985,469	17,285,673	39,647,867	15,838,740	4,545,054	60,031,661	107,939,998	197,242,801
Lower grade (*2)	—	—	10,441,649	14,817,193	2,271,579	27,530,421	3,554,824	31,085,245

Total	11,985,469	17,285,673	50,089,516	30,655,933	6,816,633	87,562,082	111,494,822	228,328,046

Value of collateral	11,391	359,422	17,455,383	24,176,472	4,141,985	45,773,840	94,651,624	140,796,277

(*1)	AAA ~ BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~ C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 760,340 million Won and 726,755 million Won as of September 30, 2016 and as of December 31, 2015, respectively, are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	September 30, 2016
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	9,049	85,515	—	94,564	566,307	660,871
30~60 days	—	—	1,064	12,942	—	14,006	85,810	99,816
60~90 days	—	—	278	7,712	—	7,990	41,740	49,730

Total	—	—	10,391	106,169	—	116,560	693,857	810,417

Value of collateral (*)	—	—	6,718	88,200	—	94,918	609,628	704,546

	December 31, 2015
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	3,517	58,325	—	61,842	629,269	691,111
30~60 days	—	—	2,040	16,584	—	18,624	83,833	102,457
60~90 days	—	—	—	4,969	—	4,969	29,439	34,408

Total	—	—	5,557	79,878	—	85,435	742,541	827,976

Value of collateral (*)	—	—	4,340	63,749	—	68,089	642,807	710,896

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 40,359 million Won and 36,486 million Won as of September 30, 2016 and December 31, 2015, respectively, are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	842,678	247,396	228,454	1,318,528	235,478	1,554,006
Value of collateral (*)	—	—	706,679	276,934	67,185	1,050,798	235,172	1,285,970

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	927,050	244,459	476,672	1,648,181	278,957	1,927,138
Value of collateral (*)	—	—	813,394	285,873	136,182	1,235,449	278,446	1,513,895

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,109,603 million Won and 1,500,245 million Won as of September 30, 2016 and December 31, 2015, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	September 30, 2016
	Held for trading	AFS securities	HTM securities	Total
AAA	1,120,482	9,983,829	13,335,747	24,440,058
AA- ~ AA+	—	1,284,999	400,066	1,685,065
BBB- ~ A+	5,497	167,675	—	173,172

Total	1,125,979	11,436,503	13,735,813	26,298,295

	December 31, 2015
	Held for trading	AFS securities	HTM securities	Total
AAA	1,117,585	9,925,295	13,157,340	24,200,220
AA- ~ AA+	—	1,030,176	370,112	1,400,288
BBB- ~ A+	—	157,691	—	157,691
Below BBB-	—	11,744	—	11,744

Total	1,117,585	11,124,906	13,527,452	25,769,943

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank measures Value at Risk (“VaR”, maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day of holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and 1-day of holding period of positions and the limit management is performed on daily basis. The validation of the model is assessed through the performance of back testing which is to compare the actual gain or loss to the VaR measurements on daily basis.

In addition, for the purpose of crisis management, the Bank performs stress testing on monthly basis, which is to measure the expected loss amount in case of an extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

On a yearly basis, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel with the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, the Bank uses Net Interest Income (“NII”) and Net Present Value (“NPV”) calculated using the simulation method. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset.

a)	Trading activities

The bank manage the VaR for the trading activities on the basis of Group’s financial statement.

The minimum, maximum and average VaR for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively, and the VaR as of September 30, 2016 and December 31, 2015, respectively, by the risk factors, are as follows (Unit: Korean Won in millions):

	As of September 30, 2016	For the Nine months ended September 30, 2016			As of December 31, 2015	For the year ended December 31, 2015
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,514	2,691	6,430	1,367	2,907	2,742	3,991	1,211
Stock price	3,611	3,361	5,028	2,304	3,186	2,411	4,377	531
Foreign currencies	5,159	5,097	7,686	3,967	3,997	3,415	4,847	2,329
Commodity price	52	118	258	21	117	102	218	5
Diversification	(4,456)	(5,452)	(10,283)	(4,034)	(5,017)	(3,858)	(6,910)	(411)

Total VaR	6,880	5,815	9,119	3,625	5,190	4,812	6,523	3,665

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	September 30, 2016		December 31, 2015
	NII	NPV	NII	NPV
Base case	4,108,990	25,924,333	4,268,994	22,459,308
Base case (Prepay)	4,133,018	23,859,878	4,263,055	21,436,504
IR 100bp up	4,446,935	25,087,993	4,660,195	21,765,828
IR 100bp down	3,745,438	26,834,560	3,878,609	23,209,960
IR 200bp up	4,784,738	24,321,283	5,051,345	21,126,072
IR 200bp down	2,900,146	27,827,638	3,147,319	24,016,548
IR 300bp up	5,122,540	23,619,360	5,442,493	20,536,349
IR 300bp down	1,979,032	30,191,577	2,128,308	25,362,393

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		September 30, 2016
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	135,070,774	38,671,193	8,762,176	7,454,131	51,924,674	33,498,049	275,380,997
	AFS financial assets	2,648,253	2,441,919	2,632,511	2,342,005	5,628,011	692,254	16,384,953
	HTM financial assets	2,711,193	1,869,113	1,168,272	1,169,145	6,474,019	887,964	14,279,706

	Total	140,430,220	42,982,225	12,562,959	10,965,281	64,026,704	35,078,267	306,045,656

Liability	Deposits due to customers	99,654,337	36,058,658	28,460,712	15,751,050	33,321,277	34,104	213,280,138
	Borrowings	9,408,600	1,586,278	530,009	460,273	2,833,457	405,246	15,223,863
	Debentures	1,672,599	1,581,118	1,772,708	599,269	10,022,770	4,068,164	19,716,628

	Total	110,735,536	39,226,054	30,763,429	16,810,592	46,177,504	4,507,514	248,220,629

		December 31, 2015
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	130,296,312	40,146,654	7,616,158	7,299,313	47,979,536	29,697,401	263,035,374
	AFS financial assets	1,188,579	2,135,433	2,785,775	2,004,210	6,382,340	671,525	15,167,862
	HTM financial assets	1,901,817	1,652,225	1,191,175	1,611,999	6,952,975	911,563	14,221,754

	Total	133,386,708	43,934,312	11,593,108	10,915,522	61,314,851	31,280,489	292,424,990

Liability	Deposits due to customers	92,616,415	31,482,728	21,066,115	27,393,198	30,105,572	26,201	202,690,229
	Borrowings	12,703,849	1,371,272	847,540	498,146	3,053,197	497,944	18,971,948
	Debentures	2,685,033	853,725	410,453	1,649,464	8,685,923	4,562,271	18,846,869

	Total	108,005,297	33,707,725	22,324,108	29,540,808	41,844,692	5,086,416	240,509,046

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions and Korean Won in millions):

		September 30, 2016
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	21,077	23,106,434	128,678	1,394,461	899	147,394	1,784	2,194,583	2,508,926	29,351,798
	Financial assets at FVTPL	114	125,203	78	850	—	—	16	19,533	46,716	192,302
	AFS financial assets	661	724,672	—	—	—	—	—	597	52,877	778,146
	HTM financial assets	—	—	—	—	—	—	—	—	32,036	32,036

	Total	21,852	23,956,309	128,756	1,395,311	899	147,394	1,800	2,214,713	2,640,555	30,354,282

Liability	Financial liabilities at FVTPL	134	146,906	328	3,556	—	—	75	92,481	89,524	332,467
	Deposits	10,568	11,585,503	136,449	1,478,673	1,304	213,771	599	736,840	802,275	14,817,062
	Borrowings	6,650	7,290,792	4,943	53,567	21	3,374	217	266,936	350,049	7,964,718
	Debentures	3,028	3,319,675	—	—	900	147,573	—	—	244,553	3,711,801
	Other financial liabilities	3,583	3,927,955	18,342	198,768	1,691	277,298	256	314,366	448,155	5,166,542

	Total	23,963	26,270,831	160,062	1,734,564	3,916	642,016	1,147	1,410,623	1,934,556	31,992,590

	Off-balance	8,052	8,827,238	28,803	312,133	729	119,458	418	514,490	429,479	10,202,798

		December 31, 2015
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	21,657	25,381,941	110,841	1,077,383	549	97,920	1,134	1,451,547	1,166,917	29,175,708
	Financial assets at FVTPL	133	156,048	113	1,096	—	—	1	987	428	158,559
	AFS financial assets	336	393,424	—	—	—	—	—	622	43,542	437,588
	HTM financial assets	—	—	—	—	—	—	—	—	1,653	1,653

	Total	22,126	25,931,413	110,954	1,078,479	549	97,920	1,135	1,453,156	1,212,540	29,773,508

Liability	Financial liabilities at FVTPL	149	174,554	499	4,853	—	—	33	42,299	98,312	320,018
	Deposits	9,385	10,999,477	114,383	1,111,813	1,375	245,396	295	378,111	720,591	13,455,388
	Borrowings	8,524	9,990,013	17,834	173,350	26	4,611	438	561,393	272,248	11,001,615
	Debentures	3,054	3,578,711	5,680	55,209	900	160,632	33	42,257	477,459	4,314,268
	Other financial liabilities	1,973	2,312,844	3,169	30,807	2,572	459,120	69	87,974	477,936	3,368,681

	Total	23,085	27,055,599	141,565	1,376,032	4,873	869,759	868	1,112,034	2,046,546	32,459,970

	Off-balance	9,294	10,892,782	26,444	257,043	247	44,028	528	676,588	721,749	12,592,190

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations due to its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	650,188	—	—	—	167,391	—	817,579
Deposits due to customers	133,524,359	29,198,013	23,638,598	20,842,581	6,478,988	932,950	214,615,489
Borrowings	5,630,394	2,306,561	1,542,005	814,835	4,609,615	404,185	15,307,595
Debentures	1,672,453	1,580,807	1,772,949	599,955	10,022,554	4,068,171	19,716,889
Other financial liabilities	16,884,353	—	—	—	90,132	2,706,282	19,680,767

Total	158,361,747	33,085,381	26,953,552	22,257,371	21,368,680	8,111,588	270,138,319

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	727,766	55	54	11,850	161,240	—	900,965
Deposits due to customers	119,332,770	25,160,775	17,004,097	34,731,078	7,066,516	896,648	204,191,884
Borrowings	7,870,794	2,247,565	2,039,814	1,149,706	5,240,221	496,550	19,044,650
Debentures	2,684,833	853,791	410,595	1,649,300	8,685,715	4,562,188	18,846,422
Other financial liabilities	8,313,014	—	—	—	—	2,587,534	10,900,548

Total	138,929,177	28,262,186	19,454,560	37,541,934	21,153,692	8,542,920	253,884,469

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	650,188	—	—	—	167,391	—	817,579
Deposits due to customers	143,978,749	30,621,179	20,382,289	13,434,680	5,382,756	433,550	214,233,203
Borrowings	5,630,422	2,306,549	1,541,992	814,832	4,609,615	404,185	15,307,595
Debentures	1,672,453	1,580,807	1,772,949	599,955	10,022,554	4,068,171	19,716,889
Other financial liabilities	16,884,353	—	—	—	90,132	2,706,282	19,680,767

Total	168,816,165	34,508,535	23,697,230	14,849,467	20,272,448	7,612,188	269,756,033

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	727,766	55	54	11,850	161,240	—	900,965
Deposits due to customers	126,385,697	27,411,485	16,495,340	27,013,441	6,099,611	402,137	203,807,711
Borrowings	7,870,816	2,247,554	2,039,806	1,149,703	5,240,221	496,550	19,044,650
Debentures	2,684,833	853,791	410,595	1,649,300	8,685,715	4,562,188	18,846,422
Other financial liabilities	8,313,014	—	—	—	—	2,587,534	10,900,548

Total	145,982,126	30,512,885	18,945,795	29,824,294	20,186,787	8,048,409	253,500,296

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, but the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount which is after offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2016 and December 31, 2015 are as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2016	2,971,565	—	—	—	—	—	2,971,565
December 31, 2015	2,568,446	—	—	—	—	—	2,568,446

4)	Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	September 30, 2016	December 31, 2015
Guarantees	14,234,957	17,507,149
Loan commitments	53,077,532	63,361,727

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank maintains the operational risk management system under Basel II. The Bank developed advanced measurement approach to quantify required capital for operational risk. This system is used for reinforcement in market competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system was tested by the independent third party, and approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies advanced measurement approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the basic indicator approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing its own capital by asset (weighted with a risk premium – “risk weighted assets”) based on the separate financial statements of the Group.

The Bank is required to maintain a minimum common equity Tier 1 ratio of at least 5.375% and 4.5%, a minimum Tier 1 ratio of 6.875% and 6% and a minimum total regulatory capital of 8.875% and 8% as of September 30, 2016 and December 31, 2015, respectively.

Details of the Bank’s capital adequacy ratio as of September 30, 2016 and December 31, 2015 and are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Common Tier 1 capital	13,930,670	13,047,567
Other Tier 1 capital	3,265,798	3,016,309
Tier 2 capital	4,762,506	4,987,529

Total risk-adjusted capital	21,958,974	21,051,405

Risk-weighted assets for credit risk	142,093,959	142,127,112
Risk-weighted assets for market risk	2,039,296	2,595,566
Risk-weighted assets for operational risk	9,349,973	9,348,221

Total risk-weighted assets	153,483,228	154,070,899

Common equity Tier 1 ratio	9.08%	8.47%
Tier 1 capital ratio	11.20%	10.43%

Total capital ratio	14.31%	13.66%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer, etc.
Corporate banking	Loans/deposits and export/import, financial services for corporations, etc.
Investment banking	Domestic/foreign investment, structured finance, M&A, equity and fund investment related business, venture advisory related tasks, real estate SOC development projects, etc.
Capital market	Fund management, investment securities and derivatives business, etc.
Headquarter and others	Segments that do not belong to above segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	103,032,126	105,139,039	6,159,000	11,852,713	66,804,299	292,987,177	2,191,085	295,178,262
Liabilities	52,146,293	174,615,508	54,821	11,088,236	35,402,837	273,307,695	1,835,331	275,143,026

	December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	95,612,963	107,313,193	6,646,754	7,903,460	58,248,294	275,724,664	852,244	276,576,908
Liabilities	46,049,310	170,127,944	41,772	6,410,552	31,478,927	254,108,505	3,579,085	257,687,590

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	2,228,511	2,293,660	114,282	14,666	694,792	5,345,911	220,856	5,566,767
Interest expense	(772,242)	(1,349,208)	(156)	(227)	(487,478)	(2,609,311)	216,590	(2,392,721)
Inter-segment	(367,470)	354,208	(104,388)	24,648	93,002	—	—	—

	1,088,799	1,298,660	9,738	39,087	300,316	2,736,600	437,446	3,174,046

Net non-interest income
Non-interest income	682,013	399,706	421,359	6,935,357	2,458,504	10,896,939	82,607	10,979,546
Non-interest expense	(286,919)	(20,284)	(302,723)	(6,923,656)	(2,383,930)	(9,917,512)	(535,492)	(10,453,004)
Inter-segment	25,747	34,649	—	—	(60,396)	—	—	—

	420,841	414,071	118,636	11,701	14,178	979,427	(452,885)	526,542

Other expense
Administrative expense	(1,310,731)	(700,794)	(9,490)	(12,104)	(126,291)	(2,159,410)	—	(2,159,410)
Impairment losses due to credit loss and others	(54,742)	(456,407)	(79,230)	9,867	172,269	(408,243)	15,439	(392,804)

	(1,365,473)	(1,157,201)	(88,720)	(2,237)	45,978	(2,567,653)	15,439	(2,552,214)

Operating income	144,167	555,530	39,654	48,551	360,472	1,148,374	—	1,148,374
Non-operating income (expense)	(30,997)	(2,754)	32,618	—	37,527	36,394	—	36,394

Net income before income tax expense	113,170	552,776	72,272	48,551	397,999	1,184,768	—	1,184,768
Income tax expense	(27,387)	(132,580)	(17,490)	(11,749)	(30,482)	(219,688)	—	(219,688)

Net income	85,783	420,196	54,782	36,802	367,517	965,080	—	965,080

	For the nine months ended September 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	2,132,389	2,462,859	116,285	15,008	781,040	5,507,581	254,459	5,762,040
Interest expense	(953,431)	(1,419,470)	(14)	(55)	(581,040)	(2,954,010)	194,994	(2,759,016)
Inter-segment	(242,395)	205,503	(112,493)	13,000	136,385	—	—	—

	936,563	1,248,892	3,778	27,953	336,385	2,553,571	449,453	3,003,024

Net non-interest income
Non-interest income	647,399	375,641	357,082	5,321,751	1,512,741	8,214,614	(28,462)	8,186,152
Non-interest expense	(246,709)	(13,804)	(289,256)	(5,303,088)	(1,362,325)	(7,215,182)	(487,865)	(7,703,047)
Inter-segment	15,632	26,885	—	—	(42,517)	—	—	—

	416,322	388,722	67,826	18,663	107,899	999,432	(516,327)	483,105

Other expense
Administrative expense	(1,291,721)	(661,634)	(9,490)	(11,572)	(91,510)	(2,065,927)	—	(2,065,927)
Impairment losses due to credit loss and others	(26,803)	(686,434)	21,926	(67,351)	15,756	(742,906)	66,874	(676,032)

	(1,318,524)	(1,348,068)	12,436	(78,923)	(75,754)	(2,808,833)	66,874	(2,741,959)

Operating income	34,361	289,546	84,040	(32,307)	368,530	744,170	—	744,170
Non-operating income (expense)	(13,398)	(3,061)	33,771	140	124,987	142,439	—	142,439

Net income before income tax expense	20,963	286,485	117,811	(32,167)	493,517	886,609	—	886,609
Income tax expense	(5,073)	(69,330)	(28,510)	7,784	(119,431)	(214,560)	43,711	(170,849)

Net income	15,890	217,155	89,301	(24,383)	374,086	672,049	43,711	715,760

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the nine months ended September 30, 2016 and 2015 amounted to 16,338,395 million Won and 13,775,295 million Won, respectively, and revenue from the foreign customers amounted to 207,918 million Won and 172,897 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets located in Korea as of September 30, 2016 and December 31, 2015 are 6,449,712 million Won and 6,594,637 million Won, respectively, and in foreign countries are 8,674 million Won and 9,528 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Cash and checks	4,320,220	2,089,943
Foreign currencies	715,765	618,368
Demand deposits	2,245,745	2,649,974
Fixed deposits	39,467	82,041

Total	7,321,197	5,440,326

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Changes in other comprehensive income due to valuation of AFS financial assets	19,174	65,514
Changes in other comprehensive income (loss) of foreign currencies translation of foreign operations	(18,313)	21,573
Changes in other comprehensive loss due to re-measurement of defined benefit liabilities	(52,105)	(50,681)
Changes in investments in subsidiaries and associates due to equity swap and others	—	100,662
Changes in investments in subsidiaries and associates due to accounts transfer	(137,849)	—
Changes in accrued dividends on hybrid equity securities	23,559	30,191
Changes in payables due to intangible assets	—	125,496

7.	FINANCIAL ASSETS AT FVTPL

As of September 30, 2016 and December 31, 2015, details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Deposits:
Gold banking assets	21,423	24,884
Securities:
Debt securities:
Korean treasury and government agencies	224,253	516,337
Financial institutions	901,726	601,248
Equity securities	21,366	41,332
Securities loaned	6,808	10,313

Sub-total	1,154,153	1,169,230

Derivative assets	2,914,754	2,375,511

Total	4,090,330	3,569,625

There are no financial assets designated at FVTPL as of September 30, 2016 and December 31, 2015.

8.	AVAILABLE FOR SALE FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Debt securities:
Korean treasury and government agencies	2,913,131	2,743,074
Financial institutions	4,290,857	4,561,334
Corporates	2,921,531	2,708,023
Bond denominated in foreign currencies	750,170	392,465

Sub-total	10,875,689	10,404,896

Equity securities	1,336,383	1,177,079
Beneficiary certificates	4,558,605	3,562,361
Securities loaned	560,814	720,010
Others	—	5,308

Total	17,331,491	15,869,654

9.	HELD TO MATURITY FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Korean treasury and government agencies	3,582,300	3,366,942
Financial institutions	4,909,447	4,138,250
Corporates	5,212,030	6,020,607
Bond denominated in foreign currencies	32,036	1,653

Total	13,735,813	13,527,452

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Due from banks	13,229,271	10,153,484
Loans	221,124,222	213,495,430
Other loan and receivables	11,362,093	7,434,246

Total	245,715,586	231,083,160

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	11,208,754	6,885,516
Due from the deposit banks	—	300,000
Due from non-monetary financial institutions	—	50,000
Others	30,337	24,525
Allowance for credit losses	(2,795)	(2,063)

Sub-total	11,236,296	7,257,978

Due from banks in foreign currencies:
Due from banks on demand	939,768	1,915,316
Time deposits	558,671	461,959
Others	495,674	519,542
Allowances for credit losses	(1,138)	(1,311)

Sub-total	1,992,975	2,895,506

Total	13,229,271	10,153,484

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	September 30, 2016	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	11,208,754	Reserve deposits under the BOK Act
Others	Samsung Securities and others	30,337	Deposits for futures and option trading and others

Sub-Total		11,239,091

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	939,768	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities and others	348,075	Deposits for foreign futures and option trading and others

Sub-Total		1,287,843

Total		12,526,934

	Counterparty	December 31, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	6,885,516	Reserve deposits under the BOK Act
Others	Samsung Securities and others	24,525	Deposits for futures and option trading and others

Sub-Total		6,910,041

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,915,316	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities and others	519,542	Deposits for foreign futures and option trading and others

Sub-Total		2,434,858

Total		9,344,899

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Loans in local currency	189,772,182	184,220,598
Loans in foreign currencies	8,496,633	8,946,086
Domestic banker’s letter of credit	3,786,630	4,805,433
Bills bought in foreign currencies	6,764,581	6,605,617
Bills bought in local currency	101,287	71,701
Factoring receivables	139,949	149,515
Advances for customers on guarantees	47,576	42,049
Privately placed bonds	262,926	250,023
Call loans	2,356,037	2,383,536
Bonds purchased under resale agreements	10,720,477	7,395,100
Loan origination costs and fees	440,321	429,778
Others	21,958	41,967
Present value discount	(12,570)	(89)
Allowance for credit losses	(1,773,765)	(1,845,884)

Total	221,124,222	213,495,430

(5)	Details of other loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Receivables	8,951,516	5,299,202
Accrued income	951,648	877,436
Telex and telephone subscription rights and refundable deposits	1,004,326	1,028,250
Other receivables	587,207	643,586
Allowance for credit losses	(132,604)	(414,228)

Total	11,362,093	7,434,246

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Consumers	Corporates	Others	Total
Beginning balance	(196,056)	(1,649,828)	(417,602)	(2,263,486)
Net reversal of provision(net provision)	(65,185)	(506,606)	(26,039)	(597,830)
Recoveries of loans previously charged off	(41,778)	(147,610)	—	(189,388)
Charge-offs	120,805	509,156	215,338	845,299
Sales of loans and receivables	2,017	104,844	91,767	198,628
Unwinding effect	7,818	54,690	—	62,508
Others	(16)	33,984	(1)	33,967

Ending balance	(172,395)	(1,601,370)	(136,537)	(1,910,302)

	For the nine months ended September 30, 2015
	Consumers	Corporates	Others	Total
Beginning balance	(319,739)	(2,078,298)	(332,880)	(2,730,917)
Net reversal of provision(net provision)	(104,415)	(801,957)	27,536	(878,836)
Recoveries of loans previously charged off	(19,294)	(73,027)	—	(92,321)
Charge-offs	195,933	739,268	334	935,535
Sales of loans and receivables	2,466	128,178	845	131,489
Unwinding effect	9,617	75,651	—	85,268
Others	(145)	85,618	—	85,473

Ending balance	(235,577)	(1,924,567)	(304,165)	(2,464,309)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in over-the-counter (“OTC”) but not required significant judgment.

•	Level 3 - fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value is as follows (Unit: Korean Won in millions):

	September 30, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	21,423	—	—	21,423
Debt securities	224,253	901,726	—	1,125,979
Equity securities	21,366	—	—	21,366
Securities loaned	6,808	—	—	6,808
Derivative assets	3,764	2,834,883	76,107	2,914,754

Sub-total	277,614	3,736,609	76,107	4,090,330

AFS financial assets
Debt securities	1,624,416	9,251,273	—	10,875,689
Equity securities	396,773	—	939,610	1,336,383
Beneficiary certificates	—	4,096,456	462,149	4,558,605
Securities loaned	427,515	133,299	—	560,814

Sub-total	2,448,704	13,481,028	1,401,759	17,331,491

Derivative assets	—	273,445	54	273,499

Total	2,726,318	17,491,082	1,477,920	21,695,320

	September 30, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits	21,651	—	—	21,651
Derivative liabilities	2,558	2,880,981	62,851	2,946,390

Sub-total	24,209	2,880,981	62,851	2,968,041

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	649,991	650,188
Debentures	—	94,850	—	94,850

Sub-total	—	95,047	649,991	745,038

Derivative liabilities	—	25,175	—	25,175

Total	24,209	3,001,203	712,842	3,738,254

	December 31, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	24,884	—	—	24,884
Debt securities	516,337	601,248	—	1,117,585
Equity securities	41,332	—	—	41,332
Securities loaned	10,313	—	—	10,313
Derivative assets	419	2,296,416	78,676	2,375,511

Sub-total	593,285	2,897,664	78,676	3,569,625

AFS financial assets
Debt securities	1,512,104	8,892,792	—	10,404,896
Equity securities	343,335	—	833,744	1,177,079
Beneficiary certificates	—	3,196,465	365,896	3,562,361
Securities loaned	669,834	50,176	—	720,010
Others	—	—	5,308	5,308

Sub-total	2,525,273	12,139,433	1,204,948	15,869,654

Derivative assets	—	177,155	5,973	183,128

Total	3,118,558	15,214,252	1,289,597	19,622,407

Financial liabilities:
Financial liabilities held for trading
Deposits	24,872	—	—	24,872
Derivative liabilities	136,845	2,353,000	78,601	2,568,446

Sub-total	161,717	2,353,000	78,601	2,593,318

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,660	747,351	758,011
Debentures	—	96,851	—	95,851

Sub-total	—	107,511	747,351	854,862

Total	161,717	2,460,511	825,952	3,448,180

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers between the Levels at the end of reporting period within which events have occurred or conditions have changed.
(*2)	Certain AFS unquoted equity securities were measured at cost as of September 30, 2016 and December 31, 2015, that are amounting to 18,955 million Won and 20,047 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Bank has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount of the financial assets which have been disposed for the nine months ended September 30, 2016 is 161 million Won and related loss from the disposals is 41 million Won.

Financial assets and liabilities at FVTPL, AFS financial assets, financial assets and liabilities held for trading and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk free market rate of return and credit spread

Equity securities

Among Discounted Cash Flow (“DCF”) Model, Free Cash Flow to Equity (“FCFE”) Model, comparable company analysis, dividend discount model, risk-adjusted rate of return method, and net asset value method, one or more methods are used given the characteristic of the subject of fair value measurement.

Risk free market rate of return, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, correlation, volatility, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Measurement techniques of the financial assets and financial liabilities of level 3 that are recorded at fair value and significant, unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation	0.31~0.861	Volatility of fair value increases as correlation increases
		Historical variability	27.5%~40.9%	Volatility of fair value increases as historical variability increases
		Credit risk adjustment ratio	99.73%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation	0.31~0.861	Volatility of fair value increases as correlation increases
		Historical variability	27.5%~40.9%	Volatility of fair value increases as historical variability increases
Equity-linked securities	Monte Carlo Simulation and others	Correlation	0.343~0.791	Compound financial instrument’s fair value increases as both of historical variability and correlation increase
		Historical variability	15.1%~46.3%	When correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2016
Financial assets:
Financial assets held for trading
Derivative assets(*3)	78,676	(2,900)	—	12,182	(11,311)	(540)	76,107

AFS financial assets
Equity securities (*4)	833,744	(4,698)	55,527	193,535	(121,043)	(17,455)	939,610
Beneficiary certificates	365,896	14,283	673	114,800	(33,503)	—	462,149
Others	5,308	595	(643)	—	(5,260)	—	—

Sub-total	1,204,948	10,180	55,557	308,335	(159,806)	(17,455)	1,401,759

Derivative assets	5,973	3,716	—	—	(9,635)	—	54

Total	1,289,597	10,996	55,557	320,517	(180,752)	(17,995)	1,477,920

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,601	785	—	—	(16,535)	—	62,851
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	44,006	—	983	(142,349)	—	649,991

Total	825,952	44,791	—	983	(158,884)	—	712,842

(*1)	The loss amounting to 31,437 million Won for the nine months ended September 30, 2016 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of currency related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists. Also, AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using the external valuation specialists from previously using quoted prices in the active market.

	For the nine months ended September 30, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2015
Financial assets:
Financial assets held for trading
Derivative assets (*3)	48,691	56,040	—	(6,733)	(17,538)	(979)	79,481

AFS financial assets
Equity securities (*4)	883,828	(31,970)	21,851	86,811	(95,543)	(13,123)	851,854
Beneficiary certificates	352,118	5,857	(11,608)	97,801	(60,003)	—	384,165
Others	14,241	(7,062)	1,697	—	(3,240)	—	5,636

Sub-total	1,250,187	(33,175)	11,940	184,612	(158,786)	(13,123)	1,241,655

Derivative assets	11,946	6,014	—	—	(11,680)	—	6,280

Total	1,310,824	28,879	11,940	177,879	(188,004)	(14,102)	1,327,416

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*3)	41,711	56,433	—	2,610	(16,736)	(1,202)	82,816
Financial liabilities designated at FVTPL(*5)
Equity-linked securities	361,993	(100,825)	—	798,142	(300,560)	(197)	758,553

Total	403,704	(44,392)	—	800,752	(317,296)	(1,399)	841,369

(*1)	The loss amounting to 59,015 million Won for the nine months ended September 30, 2015 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity and interest related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists. Also, AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using the external valuation specialists from previously using quoted prices in the active market.
(*5)	Since the observable market data for equity-linked securities became available, such assets and liabilities were transferred out of level 3 to level 2.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments is performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments as of September 30, 2016 and December 31, 2015 (Unit: Korean Won in millions):

	As of September 30, 2016				As of December 31, 2015
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	7,928	(6,533)	—	—	10,674	(9,729)	—	—
AFS financial Assets
Equity securities (*3)(*4)	—	—	24,824	(15,723)	—	—	30,749	(18,528)
Beneficiary certificates (*4)	—	—	2,555	(2,496)	—	—	4,102	(3,875)
Others (*5)	—	—	—	—	—	—	80	(80)

Total	7,928	(6,533)	27,379	(18,219)	10,674	(9,729)	34,931	(22,483)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	8,261	(8,365)	—	—	13,469	(12,281)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	1,353	(1,345)	—	—	2,289	(2,247)	—	—

Total	9,614	(9,710)	—	—	15,758	(14,528)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets (and liabilities) held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which are underlying assets and discount rate by 1%.
(*5)	Fair value changes of other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which are underlying assets and discount rate by 1%. The prices of trust property, real estates, and discount rate are major unobservable variables.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	Value
Financial assets:
HTM financial assets	704,169	13,183,433	—	13,887,602	13,735,813
Loans and receivables	—	—	249,475,300	249,475,300	245,715,586
Financial liabilities:
Deposits due to customers	—	212,353,505	—	212,353,505	212,077,602
Borrowings	—	15,122,925	—	15,122,925	15,056,318
Debentures	—	18,681,680	—	18,681,680	18,174,443
Other financial liabilities	—	25,511,903	—	25,511,903	25,512,321

	December 31, 2015
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	Value
Financial assets:
HTM financial assets	1,045,022	12,674,538	—	13,719,560	13,527,452
Loans and receivables	—	—	234,582,035	234,582,035	231,083,160
Financial liabilities:
Deposits due to customers	—	200,384,040	—	200,384,040	201,353,128
Borrowings	—	18,811,895	—	18,811,895	18,760,947
Debentures	—	17,594,292	—	17,594,292	17,259,749
Other financial liabilities	—	16,110,862	—	16,110,862	16,111,469

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk free market rate of return and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk free market rate of return, credit spread and prepayment ratio

Deposits due to customers, borrowings and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still have continuous involvements are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of September 30, 2016 and December 31, 2015, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 Financial Instrument: Recognition and Measurement, the Bank derecognized the financial asset from the separate financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		September 30, 2016	December 31, 2015
Transfer assets	AFS financial assets	370,016	43,149
	HTM financial assets	7,129	139,340

	Total	377,145	182,489

Liabilities	Bonds sold under repurchase agreements	211,021	111,529

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period and therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	6,809	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities- Korean treasury and government agencies	560,814	720,010	Korea Securities Finance Corporation and others

		567,623	730,323

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset between financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Bank’s separate statements of financial position respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Bank has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Bank recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of September 30, 2016 and December 31, 2015, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below (Unit: Korean Won in millions):

	September 30, 2016
	Gross amounts of	Gross amounts of recognized	Net amounts of	Related amounts not set off in the separate statement of financial position		Net amounts
	recognized financial assets	financial liabilities set off	financial assets presented	Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	3,163,028	13,144	3,149,884	10,219,536	76,959	1,078,058
Receivable spot exchange (*2)	8,224,669	—	8,224,669
Bonds purchased under resale agreements (*2)	10,720,476	—	10,720,476	10,720,476	—	—
Domestic exchanges receivable (*2)(*5)	24,187,403	23,708,032	479,371	—	—	479,371

Total	46,295,576	23,721,176	22,574,400	20,940,012	76,959	1,557,429

	September 30, 2016
	Gross amounts of	Gross amounts of recognized financial assets set off	Net amounts of	Related amounts not set off in the separate statement of financial position		Net Amounts
	recognized financial liabilities		financial liabilities presented	Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,406,263	13,144	3,393,119	10,587,588	9,930	1,019,097
Payable spot exchange (*3)	8,223,496	—	8,223,496
Bonds sold under repurchase agreements (*4)	211,021	—	211,021	211,021	—	—
Domestic exchanges payable (*3)(*5)	30,189,149	23,708,032	6,481,117	6,126,301	—	354,816

Total	42,029,929	23,721,176	18,308,753	16,924,910	9,930	1,373,913

	December 31, 2015
	Gross amounts of	Gross amounts of recognized	Net amounts of	Related amounts not set off in the separate statement of financial position		Net amounts
	recognized financial assets	financial liabilities set off	financial assets presented	Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,560,610	8,857	2,551,753	5,566,120	53,162	1,234,707
Receivable spot exchange (*2)	4,302,236	—	4,302,236
Bonds purchased under resale agreements (*2)	7,395,100	—	7,395,100	7,395,100	—	—
Domestic exchanges receivable (*2)(*5)	29,975,508	29,467,000	508,508	—	—	508,508

Total	44,233,454	29,475,857	14,757,597	12,961,220	53,162	1,743,215

	December 31, 2015
	Gross amounts of	Gross amounts of recognized financial assets set off	Net amounts of	Related amounts not set off in the separate statement of financial position		Net amounts
	recognized financial liabilities		financial liabilities presented	Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,132,885	8,857	3,124,028	6,156,089	173,268	1,095,727
Payable spot exchange (*3)	4,301,056	—	4,301,056
Bonds sold under repurchase agreements (*4)	111,529	—	111,529	111,529	—	—
Domestic exchanges payable (*3)(*5)	31,487,717	29,467,000	2,020,717	2,020,717	—	—

Total	39,033,187	29,475,857	9,557,330	8,288,335	173,268	1,095,727

(*1)	The items include derivatives held for trading, held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in 100 millions, USD in 10 thousands, CNY and RUB in 100 millions, IDR in 100 millions, BRL in 10 thousands):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd.	Korea	KRW	245	System software development & maintenance
Woori Private Equity Asset Management(*5)	Korea	KRW	300	Finance
Woori Finance Research Institute	Korea	KRW	30	Other service business
Woori Card	Korea	KRW	8,463	Finance
Woori Investment Bank	Korea	KRW	2,371	Other credit finance business
Woori Private Equity Fund (*1)(*2)	Korea	KRW	1,593	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	America	USD	12,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	5,211	”
Woori Global Markets Asia Ltd.	Hong Kong	USD	10,000	”
Woori Bank China Limited(*3)	China	CNY	21.6	”
Zao Woori Bank	Russia	RUB	14.5	”
Woori Brazil Bank	Brazil	BRL	7,709	”
Korea BTL Infrastructure Fund(*4)	Korea	KRW	7,734	”
Woori Fund Service Co., Ltd.	Korea	KRW	100	”
Woori Finance Cambodia	Cambodia	USD	300	”
Woori Finance Myanmar	Myanmar	USD	200	”

	September 30, 2016			December 31, 2015
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd.	4,900,000	100.0	Sep 30, 2016	4,900,000	100.0	Dec. 31, 2015
Woori Private Equity Asset Management(*5)	6,000,000	100.0	Sep 30, 2016	6,000,000	100.0	Dec. 31, 2015
Woori Finance Research Institute	600,000	100.0	Sep 30, 2016	600,000	100.0	Dec. 31, 2015
Woori Card	169,266,200	100.0	Sep 30, 2016	169,266,200	100.0	Dec. 31, 2015
Woori Investment Bank	275,761,491	58.2	Sep 30, 2016	275,761,491	58.2	Dec. 31, 2015
Woori Private Equity Fund (*1)(*2)	46,061	28.9	Sep 30, 2016	48,340	28.9	Dec. 31, 2015
Woori Credit Information Co., Ltd.	1,008,000	100.0	Sep 30, 2016	1,008,000	100.0	Dec. 31, 2015
Woori America Bank	24,500,000	100.0	Sep 30, 2016	24,500,000	100.0	Dec. 31, 2015
PT Bank Woori Saudara Indonesia 1906 Tbk	3,754,701,359	74.0	Sep 30, 2016	3,754,701,359	74.0	Dec. 31, 2015
Woori Global Markets Asia Ltd.	78,000,000	100.0	Sep 30, 2016	78,000,000	100.0	Dec. 31, 2015
Woori Bank China Limited (*3)	—	100.0	Sep 30, 2016	—	100.0	Dec. 31, 2015
Zao Woori Bank	57,999,999	100.0	Sep 30, 2016	57,999,999	100.0	Dec. 31, 2015
Woori Brazil Bank	77,093,999	100.0	Sep 30, 2016	77,093,999	100.0	Dec. 31, 2015
Korea BTL Infrastructure Fund (*4)	154,477,297	99.9	Sep 30, 2016	146,157,413	99.9	Dec. 31, 2015
Woori Fund Service Co., Ltd.	2,000,000	100.0	Sep 30, 2016	2,000,000	100.0	Dec. 31, 2015
Woori Finance Cambodia	3,000,000	100.0	Sep 30, 2016	3,000,000	100.0	Dec. 31, 2015
Woori Finance Myanmar	200,000	100.0	Sep 30, 2016	200,000	100.0	Dec. 31, 2015

(*1)	As Woori Private Equity Asset Management, which is a subsidiary of the Bank, has a control over Woori Private Equity Fund as its general partner, it is deemed that the Bank has a control over the entity.
(*2)	Due to refund of capital invested occurred during the nine months ended September 30, 2016, both capital stock and the number of shares have decreased.
(*3)	The functional currency of Woori Bank China Limited has changed from USD to CNY.
(*4)	Due to paid-in capital increase occurred during the nine months ended September 30, 2016, both capital stock and the number of shares have increased.
(*5)	The entity registered as the professional private equity fund investor during the nine months ended September 30, 2016, and it changed its name into Woori Private Equity Asset Management Co.,Ltd.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity.

a)	Details of structured entities which the Bank controls are as follows:

	As of September 30, 2016
SPEs	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Sep. 30, 2016
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Sep. 30, 2016
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Sep. 30, 2016
Structured entities established for investment in securities and others
Haeoreum Short-term Bond 15th and 33 structures entities	Korea	Securities investments	100.0	Sep. 30, 2016
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Sep. 30, 2016

	As of December 31, 2015
SPEs	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Dec. 31, 2015
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Dec. 31, 2015
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2015
Structured entities established for investment in securities and others
Haeoreum Short-term Bond 15th and 33 structures entities	Korea	Securities investments	100.0	Dec. 31, 2015
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Dec. 31, 2015

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the operational performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

b)	The following companies have been excluded from the consolidation scope despite of the Bank’s holding of majority ownership interest over the companies as of September 30, 2016 and December 31, 2015:

	As of September 30, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9

	As of December 31, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities investments	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As such, it is deemed that the Bank has no power or control over the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 millions):

				September 30, 2016
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)(*17)	Korea	7,900	Manufacturing	22,357,561	14.2	Jun. 30, 2016
Woori Blackstone Korea Opportunity No.1 Private Equity Fund (*8)	Korea	1,198	Finance	25,699,287,222	21.4	Sep. 30, 2016
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Aug. 31, 2016
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Sep. 30, 2016
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Aug. 31, 2016
Chin Hung International Inc. (*3)(*5)	Korea	769	Construction	43,709,400	28.4	Aug. 31, 2016
Poonglim Industrial Co., Ltd. (*6) (*7)(*16)	Korea	736	Construction	4,146,811	29.7	Jun. 30, 2016
STX Engine Co., Ltd. (*1)(*5)(*6)	Korea	691	Manufacturing	8,082,650	29.2	Jun. 30, 2016
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Sep. 30, 2016
Force TEC Co., Ltd. (*4)	Korea	118	Freight & staffing	8,087,128	34.4	—
STX Corporation (*1)(*5)(*6)(*16)	Korea	748	Wholesale	4,472,248	15.0	Jun. 30, 2016
Osung LST Co., Ltd. (*1)(*5)(*6)(*15)	Korea	620	Manufacturing	13,817,333	11.1	Jun. 30, 2016
Saman Corporation (*2)(*12)(*17)	Korea	7	Construction & Technology Service	12,542	9.2	Jun. 30, 2016
Dongwoo C & C Co., Ltd.(*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)(*10)	Korea	7	Manufacturing	68,470	48.4	—
Heungjiwon Co., Ltd. (*4)(*10)	Korea	6	Other printing	32,849	27.8	—
Kyesan Engineering Co., Ltd. (*4)(*10)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)(*10)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)(*10)	Korea	1	Wholesale and real estate	2,590	29.0	—

				September 30, 2016
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Sejin Construction Co., Ltd. (*4)(*9)	Korea	4	Construction	12,123	29.6	—
Gachi Staff Co., Ltd. (*4)(*10)	Korea	2	Wholesale	10,803	27.1	—
Deokwon Food Co., Ltd. (*4)(*10)	Korea	3	Poultry processing and storage	14,300	27.3	—
QTS Shipping Co., Ltd. (*4)(*9)	Korea	3	Complex transportation brokerage	17,460	49.4	—
Woori Growth Partnerships New Technology Private Equity Fund (*11)	Korea	235	Other finance	9,561	23.1	Sep. 30, 2016

				December 31, 2015
Investee	Location	Capital	Main Business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)(*17)	Korea	7,900	Manufacturing	22,357,561	14.2	Dec. 31, 2015
Woori Blackstone Korea Opportunity No.1 Private Equity Fund (*8)	Korea	1,664	Finance	35,682,969,783	21.4	Dec. 31, 2015
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Nov. 30, 2015
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec. 31, 2015
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Nov. 30, 2015
United PF 1st Corporate Financial Stability (*13)	Korea	9,732	Finance	171,585	17.7	Dec. 31, 2015
Chin Hung International Inc. (*3)(*5)	Korea	769	Construction	43,709,400	28.4	Nov. 30, 2015
Poonglim Industrial Co., Ltd. (*6) (*7)(*16)	Korea	736	Construction	4,146,811	28.9	Sep. 30, 2015
STX Engine Co., Ltd. (*1)(*5)(*6)	Korea	691	Manufacturing	8,082,650	29.2	Sep. 30, 2015
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Dec. 31, 2015
Force TEC Co., Ltd. (*4)	Korea	118	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*14)	Korea	39	Construction	177,874	22.4	—
STX Corporation (*1)(*5)(*6)	Korea	748	Wholesale	4,472,248	15.0	Sep. 30, 2015
Osung LST Co., Ltd. (*1)(*5)(*6)(*15)	Korea	620	Manufacturing	13,817,333	11.1	Sep. 30, 2015
Saman Corporation (*2)(*12)(*17)	Korea	341	Construction Technology Service	627,124	9.2	Dec. 31, 2015
Dongwoo C & C Co.,Ltd.(*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co.,Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
Ilyang construction Co., Ltd. (*14)	Korea	13	Construction	105,936	40.0	—
G2 collection Co.,Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—

(*1)	The Bank has significant influence in the creditors’ council which is the decision making body regarding to financial and operational policies of the entities.
(*2)	The Bank can participate in the decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and Saman Corporation through business partnerships.
(*3)	As the financial statements as of September 30, 2016 and December 31, 2015 are not available, the Bank applied the equity method by using the financial statements as of August 31, 2016 and November 30, 2015 and adjusted the effects of significant transactions or events that occurred between the dates of those financial statements. Meanwhile, significant portion of business for Woori Service Networks Co., Ltd. and Korea Finance Security Co., Ltd. is transacted with the Bank.
(*4)	The carrying value of investments in Force TEC Co., Ltd. and Dongwoo C & C Co., Ltd., SJCO Co.,Ltd., and G2 collection Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., Sejin Construction Co., Ltd., Gachi Staff Co., Ltd., Deokwon Food Co., Ltd. and QTS Shipping Co.,Ltd. is nil as of September 30, 2016 and December 31, 2015, respectively.
(*5)	The investment in associates that have quoted market prices are Kumho Tire Co., Inc. (Current period: KRW 11,300, Previous year: KRW 6,730), Chin Hung International Inc. (Current period: KRW 1,905, Previous year: KRW 2,300), STX Engine Co., Ltd. (Current period: KRW 6,730, Previous year: KRW 6,800), Samho International Co., Ltd. (Current period: KRW 17,100, Previous year: KRW 15,550), STX Corporation. (Current period: KRW 2,450, Previous year: KRW 3,435), and Osung LST Co., Ltd. (Previous year: KRW 795).

(*6)	As the financial statements as of September 30, 2016 and December 31, 2015 are not available, the Bank applied the equity method by using the financial statements as of June 30, 2016 and September 30, 2015 and adjusted the effects of significant transactions or events that occurred between the dates of those financial statements.
(*7)	Due to treasury stock acquisition of Poonglim Industrial Co., Ltd. occurred during the nine months ended September 30, 2016 the ownership of the Bank has increased.
(*8)	Due to the redemption of the capital of Woori Blackstone Korea Opportunity No.1 Private Equity Fund, these investees’ capital stocks and the Bank’s number of holding shares in these entities decreased.
(*9)	Due to debt-equity swap occurred during the nine months ended September 30, 2016, it became an associate.
(*10)	Even though the Bank’s ownership ratio of the entity is more than 20%, the Bank did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, thus it was excluded from the investment in associates. However, as the workout was over during the nine months ended September 30, 2016, it was included in the investment in associates.
(*11)	As the Bank invested K-Growth crowd 2step Fund during the nine months ended September 30, 2016, it was included in the investment in associates.
(*12)	Due to the capital reduction of Saman Corporation, the capital stocks and the Bank’s ownership interest in this entity decreased.
(*13)	As the Bank lost significant influence over United PF 1st Corporate Financial Stability during the nine months ended September 30, 2016, it was excluded from the investment in associates.
(*14)	As the Bank sold its ownership interests in the entities during the nine months ended September 30, 2016, they were excluded from the investment in associates.
(*15)	This entity was reclassified into assets held for sale for the nine months ended September 30, 2016

(*16)	Equity method was suspended on the investee due to accumulated loss on equity method exceeded the value of Investments in subsidiaries and associates for the nine months ended September 30, 2016
(*17)	As the financial statements as of September 30, 2016 are not available, the Bank applied the equity method by using the financial statements as of June 30, 2016 and adjusted the effects from significant transactions or events that occurred between the dates of those financial statements.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of September 30, 2016 and December 31, 2015 are as follows:

	As of September 30, 2016
Associate	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd. (*)	465,050	23.0%
Saenuel Co., Ltd. (*)	3,531	37.4%
E Mirae Tech Co., Ltd. (*)	7,696	41.0%
Jehin Trading Co., Ltd. (*)	81,610	27.3%
NK Eng Co., Ltd. (*)	697,033	23.1%
The Season Company Co., Ltd. (*)	18,187	30.1%
Yuil PESC Co., Ltd. (*)	8,642	24.0%
DOWOO (*)	13,477	41.9%
Reading Doctors Co.,Ltd. (*)	7,398	35.4%
DAEA SNC Co.,Ltd. (*)	1,253	24.0%

	As of December 31, 2015
Associate	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd. (*)	465,050	23.0%
The Base Enterprise Co., Ltd. (*)	68,470	48.4%
Saenuel Co., Ltd. (*)	3,531	37.4%
Heungjiwon Co., Ltd. (*)	32,849	27.8%
E Mirae Tech Co., Ltd. (*)	7,696	41.0%
Jehin Trading Co., Ltd. (*)	81,610	27.3%
NK Eng Co., Ltd. (*)	697,033	23.1%
The Season Company Co., Ltd. (*)	18,187	30.1%
Deokwon Food Co., Ltd. (*)	14,300	27.3%
Yuil PESC Co., Ltd. (*)	8,642	24.0%
Kyesan Engineering Co.,Ltd. (*)	60,581	23.2%
Good Software Lab Co.,Ltd. (*)	17,121	28.9%
DOWOO (*)	13,477	41.9%
Reading Doctors Co.,Ltd. (*)	7,398	35.4%
Orient Star Logistics Co.,Ltd. (*)	17,293	22.3%
Wongwang Co.,Ltd. (*)	2,590	29.0%

(*)	Even though the Bank’s ownership interest in the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it is excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates accounted for using the equity method are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the nine months ended September 30, 2016
Investee	January 1, 2016	Acquisitions (*1)	Disposals and others (*2)(*3)	Impairment	September 30, 2016
Woori FIS	35,362	—	—	—	35,362
Woori Private Equity Asset Management	43,227	—	—	—	43,227
Woori Finance Research Institute	3,364	—	—	—	3,364
Woori Card	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	(2,279)	—	9,018
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
Zao Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	735,173	42,000	(526)	—	776,647
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Woori Finance Myanmar	2,389	—	—	—	2,389
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	35,682	—	(9,984)	—	25,698
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
United PF 1st Corporate Financial Stability	172,441	—	(172,441)	—	—
Chin Hung International Inc.	67,467	—	—	—	67,467
Poonglim Industrial Co., Ltd.	5,123	—	—	(302)	4,821
STX Engine Co., Ltd.	50,831	—	—	(6,216)	44,615
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	14,311	—	—	(4,025)	10,286
Osung LST Co., Ltd.	6,453	—	(6,453)	—	—
Saman Corporation	8,521	—	—	—	8,521
K-Growth crowd 2step Fund	—	800	(800)	—	—
Woori Growth Partnerships New Technology Private Equity Fund	—	9,561	—	—	9,561

	3,730,247	52,361	(192,483)	(10,543)	3,579,582

(*1)	AFS financial assets decreased by 5,421 million Won through transfers to investments in associates occurred during the nine months ended September 30, 2016
(*2)	Investments in associates decreased by 136,817 million Won through transfers to AFS financial assets occurred during the nine months ended September 30, 2016.
(*3)	Investments in associates decreased by 6,453 million Won through transfers to assets held for sale occurred during the nine months ended September 30, 2016.

	For the nine months ended September 30, 2015
Investee	January 1, 2015	Acquisitions(*)	Disposals and others	Impairment	September 30, 2015
Woori FIS	35,362	—	—	—	35,362
Woori Private Equity Asset Management	43,227	—	—	—	43,227
Woori Finance Research Institute	3,364	—	—	—	3,364
Woori Card	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	—	—	11,297
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	401,621	26,181	—	—	427,802
Zao Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	665,441	45,200	(365)	—	710,276
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Woori Finance Myanmar	—	2,389	—	—	2,389
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity Private Equity Fund 1st	66,043	—	(17,489)	—	48,554
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	(70)	—	3,267
United PF 1st Corporate Financial Stability	191,617	—	(19,176)	—	172,441
Chin Hung International Inc.	38,016	29,451	—	—	67,467
Poonglim Industrial Co., Ltd.	7,594	—	—	(2,289)	5,305
STX Engine Co., Ltd.	15,962	45,030	—	(10,161)	50,831
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	14,311	—	—	—	14,311
Osung LST Co., Ltd.	15,405	—	—	(8,952)	6,453

	3,619,036	148,251	(37,100)	(21,402)	3,708,785

(*)	Investments in associates increased by 103,051 million Won through transfers between accounts, such as loan-equity swap occurred during the nine months ended September 30, 2015.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Acquisition cost	381,684	364,482
Accumulated depreciation	(23,178)	(19,590)

Net carrying value	358,506	344,892

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Beginning balance	344,892	350,785
Depreciation	(2,659)	(2,778)
Transfers	16,319	1,794
Foreign currencies translation adjustments	(46)	63

Ending balance	358,506	349,864

(3)	Fair value of investment properties is amounting to 373,913 million Won and 365,205 million Won as of September 30, 2016 and December 31, 2015, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies is classified as level 3 on the fair value hierarchy as of September 30, 2016 and December 31, 2015.

(4)	Rental fee earned from investment properties is amounting to 10,286 million Won and 10,440 million Won for the nine months ended September 30, 2016 and 2015, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,462,723	826,056	463,254	386,337	2,967	3,141,337
Accumulated depreciation	—	(149,433)	(346,125)	(326,810)	—	(822,368)

Net carrying value	1,462,723	676,623	117,129	59,527	2,967	2,318,969

	December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,478,209	824,812	427,065	367,368	522	3,097,976
Accumulated depreciation	—	(132,982)	(320,910)	(302,578)	—	(756,470)

Net carrying value	1,478,209	691,830	106,155	64,790	522	2,341,506

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,478,209	691,830	106,155	64,790	522	2,341,506
Acquisitions	—	11,384	42,714	13,730	2,525	70,353
Disposals	(30)	—	(174)	(1,583)	(67)	(1,854)
Depreciation	—	(18,436)	(31,518)	(36,437)	—	(86,391)
Classified to assets held for sale	(4,368)	(2,941)	—	—	—	(7,309)
Foreign currencies translation adjustments	(35)	(84)	(73)	(58)	(13)	(263)
Transfers	(11,198)	(5,121)	—	—	—	(16,319)
Others	145	(9)	25	19,085	—	19,246

Ending balance	1,462,723	676,623	117,129	59,527	2,967	2,318,969

	For the nine months ended September 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,498,917	693,873	92,615	62,949	96	2,348,450
Acquisitions	2,628	16,643	33,762	20,544	454	74,031
Disposals	(10,648)	(115)	(298)	(1,542)	(79)	(12,682)
Depreciation	—	(17,843)	(27,972)	(26,304)	—	(72,119)
Classified to assets held for sale	(4,045)	(3,224)	—	—	—	(7,269)
Foreign currencies translation adjustments	45	57	182	250	(1)	533
Transfers	(10,272)	8,478	—	—	—	(1,794)
Others	—	(450)	9	9,274	—	8,833

Ending balance	1,476,625	697,419	98,298	65,171	470	2,337,983

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	571	44,295	583,305	12,058	640,229
Accumulated amortization	(347)	(15,496)	(420,671)	—	(436,514)
Accumulated impairment losses	—	—	—	(2,386)	(2,386)

Net carrying value	224	28,799	162,634	9,672	201,329

	December 31, 2015
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	571	27,980	545,470	11,535	585,556
Accumulated amortization	(288)	(13,732)	(381,191)	—	(395,211)
Accumulated impairment losses	—	—	—	(2,825)	(2,825)

Net carrying value	283	14,248	164,279	8,710	187,520

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	283	14,248	164,279	8,710	187,520
Acquisition	—	16,296	36,370	1,384	54,050
Disposals	—	—	—	(739)	(739)
Amortization	(59)	(1,744)	(39,520)	—	(41,323)
Reversal of impairment loss	—	—	—	269	269
Foreign currencies translation adjustments	—	(1)	(17)	48	30
Others	—	—	1,522	—	1,522

Ending balance	224	28,799	162,634	9,672	201,329

	For the nine months ended September 30, 2015
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	306	2,242	31,409	9,229	43,186
Acquisition	20	5,646	178,257	—	183,923
Amortization	(55)	(441)	(38,191)	—	(38,687)
Impairment loss	—	—	—	(119)	(119)
Foreign currencies translation adjustments	1	2	27	18	48

Ending balance	272	7,449	171,502	9,128	188,351

17.	ASSETS HELD FOR SALE

Assets held for sale is as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Premises and equipment	7,536	17,904
Investments in subsidiaries and associates	6,453	—

Total	13,989	17,904

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		September 30, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities and others	15,028	Margin deposit for future or option
	Due from banks in foreign currencies	Korea Investment & Securities and others	270,231	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities and others	439,057	Collaterals for customer RP and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	370,016	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	3,369,037	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	7,129	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	5,918,574	Settlement risk and others

		Total	10,389,072

		December 31, 2015
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities and others	18,718	Margin deposit for future or option and others
	Due from banks in foreign currencies	Korea Investment & Securities and others	452,860	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities and others	220,897	Collaterals for customer RP and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	43,149	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	3,554,963	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	139,340	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	4,651,914	Total limit borrowing and others

		Total	9,081,841

(*)	The assets are not derecognized as there are the repurchase agreements at predetermined price or original sale price added with certain rate of return. Collaterals are provided, and the purchasers are eligible to dispose or provide them as collateral. The Bank recognizes the relevant amount as liability (bond sold under repurchase agreements) due to derecognition.

(2)	There is no asset which the Bank has acquired through foreclosure as of September 30, 2016 and December 31, 2015.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	6,809	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds and others	560,814	720,010	Korea Securities Depository and others

Total		567,623	730,323

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities relates to Securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of September 30, 2016 and December 31, 2015 are as follows (Unit: Korean Won in millions):

	September 30, 2016
Type	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	11,127,871	—

	December 31, 2015
Type	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,661,656	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Prepaid expenses	173,785	104,636
Advance payments	179	424
Others	3,019	4,066

Total	176,983	109,126

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Financial liabilities held for trading	2,968,041	2,593,318
Financial liabilities designated at FVTPL	745,038	854,862

Total	3,713,079	3,448,180

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Deposits:
Gold banking liabilities	21,651	24,872
Derivative liabilities:	2,946,390	2,568,446

Total	2,968,041	2,593,318

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Compound financial instruments:
Equity	650,188	758,011
Debentures:
Debentures in local currency	94,850	96,851

Total	745,038	854,862

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Financial liabilities designated at FVTPL subject to credit risk adjustments	745,038	866,669
Changes in fair value for credit risk adjustments	(841)	(324)
Accumulated changes in fair value of credit risk adjustments	(15,814)	(14,775)

In measuring derivatives liabilities at fair value, credit risk adjustments reflect the Bank’s own credit risk. The methodology to determine the adjustments incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Carrying amount	745,038	854,862
Face amount at maturity	905,212	1,086,365

	(160,174)	(231,503)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by the type of interest are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Deposits in local currency:
Deposits on demand:	9,214,565	9,733,863
Time deposits	184,231,102	175,705,642
Mutual installment	38,107	40,887
Certificate of deposits	3,802,876	2,435,087

Sub-total	197,286,650	187,915,479

Deposits in foreign currencies:	14,817,062	13,455,388
Present value discount	(26,110)	(17,739)

Total	212,077,602	201,353,128

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,438,803
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,518,763
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,587,983

Sub-total			6,545,549

Borrowings in foreign currencies
Borrowings in foreign currencies	The Korea Development Bank and others	0.0 ~ 3.2	7,306,836
Offshore borrowings in foreign currencies	Wells Fargo and others	0.2 ~ 1.3	31,208

Sub-total			7,338,044

Bills sold	Others	0.0 ~ 1.6	24,200
Call-money	Banks and others	0.1 ~ 3.5	938,373
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 4.5	211,021
Present value discount			(869)

Total			15,056,318

	December 31, 2015
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,475,991
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,535,953
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,956,191

Sub-total			6,968,135

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.6	9,624,510
Offshore borrowings in foreign currencies	Zuercher Kantonal Bank and others	0.3 ~ 0.9	32,946

Sub-total			9,657,456

Bills sold	Others	0.0 ~ 2.6	37,501
Call-money	Banks and others	0.0 ~ 5.2	1,987,837
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	111,529
Present value discount			(1,511)

Total			18,760,947

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2016		December 31, 2015
	Interest rate (%)	Amount	Interest rate (%)	Amount
Carrying value of bond(*):
Ordinary bonds	1.1 ~ 5.2	12,979,458	0.2 ~ 5.2	12,249,070
Subordinated bonds	3.0 ~ 5.9	5,228,312	3.4 ~ 5.9	5,038,688

Sub-total		18,207,770		17,287,758

Discount on bonds		(33,327)		(28,009)

Total		18,174,443		17,259,749

(*)	The debentures of 3,413,409 million Won and 3,148,703 million Won as of September 30, 2016 and December 31, 2015, respectively, which are being hedged against risks of changes in fair value.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Asset retirement obligation	53,683	35,933
Provisions for guarantees (*1)	233,882	366,873
Provisions for unused commitments	53,999	45,773
Provisions for credit card points	11,076	—
Other provisions (*2)	13,345	19,308

Total	365,985	467,887

(*1)	Provisions for guarantee include provision for financial guarantee of 68,726 million Won and 80,913 million Won as of September 30, 2016 and December 31, 2015, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery and others.

(2)	Changes in provision except asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Provision for guarantees	Provision for unused commitments	Provision for credit card point	Other Provisions	Total
Beginning balance	366,873	45,773	—	19,308	431,954
Provisions provided	—	8,245	5,709	2,965	16,919
Provisions used	(81,286)	(19)	(11,732)	(8,928)	(101,965)
Reversal of unused amount	(65,571)	—	—	—	(65,571)
Transfer	—	—	17,099	—	17,099
Others	13,866	—	—	—	13,866

Ending balance	233,882	53,999	11,076	13,345	312,302

	For the nine months ended September 30, 2015
	Provision for guarantees	Provision for unused commitments	Other Provisions	Total
Beginning balance	527,659	57,422	54,631	639,712
Provisions provided	—	—	54,327	54,327
Provisions used	(22,290)	69	(84,389)	(106,610)
Reversal of unused amount	(83,599)	(2,722)	—	(86,321)
Others	20,225	—	—	20,225

Ending balance	441,995	54,769	24,569	521,333

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Beginning balance	35,933	27,574
Provisions provided	1,437	923
Provision used	(706)	(608)
Amortization of present value discount	331	287
Reversal of provisions unused	—	(74)
Increase in asset retirement expense and others	16,688	8,010

Ending balance	53,683	36,112

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of Bank’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on the yield of high quality corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of high quality corporate bonds

A decrease in profitability of high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Defined benefit obligation	994,778	846,368
Fair value of plan assets	(988,019)	(800,690)

Net defined benefit liabilities	6,759	45,678

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Beginning balance	846,368	642,034
Current service cost	106,745	92,325
Interest cost	17,510	15,449
Remeasurements	62,951	62,536
Foreign currencies translation adjustments	(4)	68
Retirement benefit paid	(29,550)	(18,255)
Curtailment or settlement	(9,242)	(8,231)

Ending Balance	994,778	785,926

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Beginning balance	800,690	598,653
Interest income	18,028	15,869
Remeasurements	(5,789)	(4,325)
Employer’s contributions	213,000	165,600
Retirement benefit paid	(29,006)	(17,296)
Curtailment or settlement	(8,904)	(8,240)

Ending balance	988,019	750,261

(4)	Plan assets mainly consist of time deposits as of September 30, 2016 and December 31, 2015. Among plan assets, realized returns on plan assets amount to 12,239 million Won and 11,544 million Won for the nine months ended September 30, 2016 and 2015, respectively.

It is expected that the Bank shall contribute 138,662 million Won for the plan for the year ended December 31, 2016.

(5)	Current service cost, net interest expense, gain and loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Current service cost	106,745	92,325
Net interest income	(518)	(420)
Loss(gain) on the curtailment or settlement	(338)	9

Cost recognized in net income	105,889	91,914

Remeasurements	68,740	66,861

Cost recognized in total comprehensive income	174,629	158,775

Cost recognized in net income related to defined contribution plans are recognized 2,683 million Won and 2,122 million Won for the nine months ended September 30, 2016 and 2015, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	September 30, 2016	December 31, 2015
Discount rate	2.14%	2.83%
Future wage growth rate	6.31%	6.35%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		September 30, 2016	December 31, 2015
Discount rate	Increase by 1% point	(101,231)	(83,574)
	Decrease by 1% point	118,025	96,967
Future wage growth rate	Increase by 1% point	116,090	96,078
	Decrease by 1% point	(101,634)	(84,418)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Other financial liabilities:
Accounts payable	8,785,457	5,004,048
Accrued expenses	1,822,635	1,750,524
Borrowing from trust accounts	4,742,542	4,511,333
Agency business revenue	867,793	415,776
Foreign exchanges remittances	699,763	701,492
Domestic exchanges payable	6,633,145	2,076,984
Other miscellaneous financial liabilities	1,961,508	1,651,984
Present value discount	(522)	(672)

Sub-total	25,512,321	16,111,469

Other liabilities:
Unearned income	45,697	50,284
Other miscellaneous liabilities	131,803	113,078

Sub-total	177,500	163,362

Total	25,689,821	16,274,831

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2016
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value Hedge	For trading
Interest rate:
Interest rate futures	1,332	—	—	—	—
Interest rate swaps	115,818,047	273,499	751,997	—	765,197
Long interest rate options	1,100,000	—	31,941	—	—
Short interest rate options	1,025,000	—	—	—	30,991

Currency:
Currency futures	520,392	—	—	—	—
Currency forwards	57,838,965	—	1,113,725	—	1,060,526
Currency swaps	32,911,169	—	888,867	—	884,474
Long currency options	1,309,863	—	46,522	—	—
Short currency options	1,045,256	—	—	—	20,414

Equity:
Stock futures	277,355	—	—	—	—
Long stock options	1,880,755	—	77,159	—	—
Short stock options	3,360,618	—	—	25,175	180,134

Others:
Other futures	566	—	—	—	—
Other swaps	21,593	—	4,446	—	3,709
Long other options	6,941	—	97	—	—
Short other options	91,999	—	—	—	945

	217,209,851	273,499	2,914,754	25,175	2,946,390

	December 31, 2015
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For trading
Interest rate:
Interest rate swaps	111,792,748	180,378	926,781	959,347
Long interest rate options	881,679	—	13,961	—
Short interest rate options	1,086,679	—	—	15,164

Currency:
Currency futures	386,924	—	—	—
Currency forwards	52,910,908	—	745,908	463,271
Currency swaps	27,035,675	—	613,652	949,921
Long currency options	1,657,911	—	63,498	—
Short currency options	1,366,459	—	—	13,530

Equity:
Stock futures	169,785	—	—	—
Long stock options	682,358	2,750	444	—
Short stock options	2,410,815	—	—	155,386

Others:
Other futures	1,100	—	—	—
Other forwards	125	—	—	39
Other swaps	78,882	—	5,363	4,781
Long other options	41,097	—	5,904	—
Short other options	142,259	—	—	7,007

	200,645,404	183,128	2,375,511	2,568,446

Derivatives held for trading purpose classified into financial assets or liabilities at FVTPL (Notes 7 and 20) and derivatives for hedging are stated in a separate line item of the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Losses from hedged items	(51,661)	(79,910)
Gains from hedging instruments	45,945	92,087

27.	DEFERRED DAY 1 PROFITS AND LOSSES

Changes in deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Beginning balance	28,008	13,499
New transactions	1,337	24,055
Amounts recognized in profits and losses	(13,498)	(9,932)

Ending balance	15,847	27,622

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were differences noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	September 30, 2016	December 31, 2015
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

Due to the retirement of repurchased stocks of 278,371 shares occurred during the year ended December 31, 2015, the amount of capital stock differs from the nominal amount of issued stocks.

(2)	There is no change in numbers of issued shares of common stock for nine months ended September 30, 2016 and 2015.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owners’ equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	September 30, 2016	December 31, 2015
Securities in local currency	2008.06.20	2038.06.20	7.7	255,000	255,000
	2011.11.22	2041.11.22	5.9	310,000	310,000
	2012.03.08	2042.03.08	5.8	190,000	190,000
	2013.04.25	2043.04.25	4.4	500,000	500,000
	2013.11.13	2043.11.13	5.7	200,000	200,000
	2014.12.12	2044.12.12	5.2	160,000	160,000
	2015.06.03	2045.06.03	4.4	240,000	240,000

Sub-total				1,855,000	1,855,000

Securities in foreign currencies	2007.05.02	2037.05.02	6.2	930,900	930,900
	2015.06.10	2045.06.10	5.0	559,650	559,650
	2016.09.27	2046.09.27	4.5	553,450	—

Sub-total				2,044,000	1,490,550

Issuance cost				(15,093)	(11,548)

Total				3,883,907	3,334,002

With respect to the hybrid securities issued, the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution not to pay dividends on common stock, and then, the Bank is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	348,898	329,724
Loss on foreign currencies translation of foreign operations	(20,274)	(1,961)
Remeasurement of the net defined benefit liability	(239,739)	(187,634)

Sub-total	88,885	140,129

Treasury shares	(34,113)	(34,113)

Total	54,772	106,016

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	329,724	70,248	(44,953)	(6,121)	348,898
Gain (loss) on foreign currencies translation of foreign operations	(1,961)	(24,160)	—	5,847	(20,274)
Remeasurement of the net defined benefit liability	(187,634)	(68,739)	—	16,634	(239,739)

Total	140,129	(22,651)	(44,953)	16,360	88,885

	For the nine months ended September 30, 2015
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	282,864	102,849	(16,419)	(20,916)	348,378
Gain (loss) on foreign currencies translation of foreign operations	(20,109)	28,460	—	(6,887)	1,464
Remeasurement of the net defined benefit liability	(114,043)	(66,862)	—	16,181	(164,724)

Total	148,712	64,447	(16,419)	(11,622)	185,118

(*)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and reclassification adjustments explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		September 30, 2016	December 31, 2015
Legal reserves	Earned surplus reserve	1,622,754	1,528,754
	Other legal reserve	44,634	43,132

	Sub-total	1,667,388	1,571,886

Voluntary reserves	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,073,104	7,249,104
	Regulatory reserve for credit loss	1,880,447	1,382,443
	Revaluation reserve	753,908	760,365
	Other voluntary reserve	11,700	11,700

	Sub-total	9,962,559	9,647,012

Retained earnings before appropriation		815,685	579,477

	Total	12,445,632	11,798,375

i.	Earned surplus reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from January 1, 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Bank since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Beginning balance	11,798,375	12,362,179
Net income	965,080	715,760
Dividends on common stock	(168,317)	(504,952)
Dividends on hybrid securities	(149,506)	(134,517)
Appreciation of merger losses	—	(806,640)

Ending balance	12,445,632	11,631,830

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Beginning balance	1,880,447	1,382,443
Planned provision (reversal) of regulatory reserve for credit loss	(45,194)	498,004

Ending balance	1,835,253	1,880,447

(2)	Planned reserves provided(reversal of regulatory reserve) for credit loss, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income	293,839	965,080	269,260	715,760
Provision (reversal) of regulatory reserve for credit loss	(27,325)	(45,194)	259,895	382,923
Adjusted net income after the provision (reversal) of regulatory reserve	321,164	1,010,274	9,365	332,837
Adjusted EPS after the provision (reversal) of regulatory reserve (Unit: Korean Won)	404	1,279	(65)	295

33.	DIVIDENDS

At the shareholders’ meeting on March 25, 2016, dividend payment for the year ended December 31, 2015 amounting to 168,317 million Won (250 Won per share) was approved, and such dividend was paid during the nine months ended September 30, 2016.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	4,626	14,142	4,298	14,841
AFS financial assets	58,453	183,524	71,099	211,418
HTM financial assets	86,775	272,700	106,181	313,795
Loans and receivables
Interest of due from banks	13,713	38,254	12,700	44,475
Interest of loans	1,661,207	5,036,874	1,689,299	5,149,643
Interest of other assets	6,334	21,273	9,563	27,868

Sub-total	1,681,254	5,096,401	1,711,562	5,221,986

Total	1,831,108	5,566,767	1,893,140	5,762,040

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest on deposits due to customers	579,856	1,799,663	655,164	2,073,570
Interest on borrowings	48,352	151,043	50,456	148,889
Interest on debentures	122,544	368,334	140,579	452,292
Other interest expense	22,449	73,681	25,765	84,265

Total	773,201	2,392,721	871,964	2,759,016

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions received (*)	183,634	558,915	189,707	570,538
Fees and commissions received for provision of guarantee	17,436	54,299	21,282	62,996
Fees and commissions received on project financing	4,434	17,923	7,479	12,137
Fees and commissions received on securities	19,919	52,844	17,992	50,360
Other Fees and commissions received	26,547	65,500	15,571	43,249

Total	251,970	749,481	252,031	739,280

(*)	Fees and commissions received include agency commission, fee income from electronic finance, fee income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions paid	34,341	109,438	32,215	90,952
Other fees and commissions paid	37	129	25	86

Total	34,378	109,567	32,240	91,038

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	85	743	67	736
AFS financial assets	16,510	175,441	27,846	126,845

	16,595	176,184	27,913	127,581

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains (losses) on financial assets held for trading	(7,042)	(10,376)	(3,195)	36,080
Gains (losses) on financial liabilities designated at FVTPL	(91,598)	(44,491)	106,144	96,865

Total	(98,640)	(54,867)	102,949	132,945

(2)	Details of gains or losses on financial assets held for trading are as follows (Unit: Korean Won in millions):

			2016		2015
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial Assets at FVTPL	Securities	Gain on valuation	572	5,412	2,366	4,790
		Gain on disposals	2,366	6,755	2,626	17,410
		Loss on valuation	(77)	(1,575)	1,930	(4,663)
		Loss on disposals	(1,175)	(3,165)	(8,151)	(11,224)

		Sub-total	1,686	7,427	(1,229)	6,313

	Other financial assets	Gain on valuation	1,717	12,085	2,894	7,280
		Gain on disposals	707	2,248	126	326
		Loss on valuation	(2,102)	(12,487)	(2,776)	(7,220)
		Loss on disposals	(275)	(1,590)	(151)	(205)

		Sub-total	47	256	93	181

		Total	1,733	7,683	(1,136)	6,494

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	219,863	1,065,271	378,103	952,536
		Loss on transactions and valuation	(187,128)	(1,083,824)	(403,747)	(995,774)

		Sub-total	32,735	(18,553)	(25,644)	(43,238)

	Currencies derivatives	Gain on transactions and valuation	2,534,958	5,238,013	2,411,483	3,878,641
		Loss on transactions and valuation	(2,666,654)	(5,261,830)	(2,273,934)	(3,695,967)

		Sub-total	(131,696)	(23,817)	137,549	182,674

	Equity derivatives	Gain on transactions and valuation	109,687	179,260	38,196	60,202
		Loss on transactions and valuation	(19,267)	(155,284)	(152,408)	(170,776)

		Sub-total	90,420	23,976	(114,212)	(110,574)

	Other derivatives	Gain on transactions and valuation	4,972	13,889	11,672	23,334
		Loss on transactions and valuation	(5,206)	(13,554)	(11,424)	(22,610)

		Sub-total	(234)	335	248	724

		Total	(8,775)	(18,059)	(2,059)	29,586

Total			(7,042)	(10,376)	(3,195)	36,080

(3)	Details of gains or losses on financial instruments designated at FVTPL are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(12,698)	(19,851)	(8,485)	(18,814)
Gain (loss) on valuation of equity-linked securities	(79,634)	(26,641)	114,739	115,848

Sub-total	(92,332)	(46,492)	106,254	97,034

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	734	2,001	(110)	(169)

Total	(91,598)	(44,491)	106,144	96,865

38.	GAINS(LOSSES) ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on redemptions of securities	—	594	—	—
Gain on transactions of securities	32,236	71,455	14,532	60,610
Impairment loss	(6,331)	(14,988)	(37,431)	(106,165)

Total	25,905	57,061	(22,899)	(45,555)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitments recognized due to credit loss are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment losses due to credit loss	(195,191)	(597,830)	(179,886)	(878,836)
Reversal of provision on (provision provided for)guarantee	(11,239)	65,571	(15,937)	83,599
Reversal of provision on (provision provided for) loan commitment	(9,432)	(8,245)	2,756	2,722

Total	(215,862)	(540,504)	(193,067)	(792,515)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			2016		2015
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Salaries	Short-term employee benefits	Salaries	275,730	823,946	272,019	804,823
		Employee benefits	86,919	252,027	82,882	248,530
	Retirement benefit service costs		36,702	108,572	31,460	94,036
	Termination		—	92,039	—	63,116

	Sub-total		399,351	1,276,584	386,361	1,210,505

Depreciation and amortization			39,398	127,714	35,455	110,806
Other general and administrative expenses	Rent		63,688	190,800	65,648	181,802
	Taxes and public dues		19,111	71,579	17,389	70,325
	Service charges		54,009	156,791	52,603	152,292
	Computer and IT related		56,473	176,269	63,616	190,787
	Telephone and communication		8,014	23,392	7,837	23,212
	Operating promotion		10,570	30,192	9,889	29,083
	Advertising		11,286	43,177	8,451	28,646
	Printings		1,732	6,136	1,957	6,570
	Traveling		2,126	6,218	1,757	5,566
	Supplies		1,200	3,707	1,300	3,973
	Insurance premium		1,003	2,909	1,098	3,249
	Reimbursement		5,031	13,131	6,329	13,260
	Maintenance		3,396	9,997	3,443	9,837
	Water, light and heating		3,670	10,248	3,675	10,720
	Vehicle maintenance		2,024	5,767	2,228	6,294
	Others		1,366	4,797	1,522	9,000

	Sub-total		244,699	755,110	248,742	744,616

	Total		683,448	2,159,408	670,558	2,065,927

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on transactions of foreign exchange	858,657	3,256,369	673,957	1,934,558
Gain on disposals of loans and receivables	25,103	158,858	31,235	174,549
Gain on fair value hedging derivatives	(33,782)	77,723	82,132	108,091
Gain on fair value hedged items	12,489	30,602	(5,123)	19,952
Others (*)	32,809	80,172	81,908	132,418

	895,276	3,603,724	864,109	2,369,568

(*)	Other income includes such incomes amounting to 69,920 million Won and 125,775 million Won for the nine months ended September 30, 2016 and 2015, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Loss on transactions of foreign exchange	724,382	3,083,870	762,558	1,968,071
KDIC Deposit insurance premium	74,381	216,590	65,800	194,994
Contribution to miscellaneous funds	71,063	220,844	87,066	254,437
Loss on disposals of loans and receivables	2,481	2,486	3,801	3,814
Loss on fair value hedging derivatives	12,766	31,778	(5,733)	16,004
Loss on fair value hedged items	(36,437)	82,263	73,637	99,862
Others (*)	13,768	109,945	38,311	96,011

Total	862,404	3,747,776	1,025,440	2,633,193

(*)	Other expense includes such expenses amounting to 98,023 million Won and 38,394 million Won for the nine months ended September 30, 2016 and 2015, respectively, that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment loss	(3,690)	(10,543)	—	(21,402)

(2)	Details of other non-operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other non-operating income	37,815	123,823	26,500	229,310
Other non-operating expenses	(9,686)	(76,886)	(9,837)	(65,469)

Net other non-operating income	28,129	46,937	16,663	163,841

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Rental fee income	3,582	10,652	3,471	10,985
Dividends from investments in subsidiaries and associates	9,641	30,708	9,901	37,297
Gain on disposal of investments in subsidiaries and associates	—	3,679	673	673
Gain on disposal of premises and equipment intangible assets and investment properties	1,160	1,227	17	6,708
Reversal of impairment of premises and equipment intangible assets and investment properties	37	480	10	372
Others(*)	23,395	77,077	12,428	173,275

Total	37,815	123,823	26,500	229,310

(*)	Other income includes such incomes amounting to 132,784 million Won for the nine months ended September 30, 2015 that the Bank received in accordance with the final irrevocable judgment for the payment of commitment (Note 44).

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Depreciation of investment properties	900	2,659	911	2,778
Interest expenses of rent leasehold deposits	120	367	152	545
Loss on disposals of premises and equipment, intangible assets and investment properties	705	6,548	411	1,742
Impairment loss on premises and equipment, intangible assets and investment properties	72	211	175	490
Donation	2,362	35,783	2,847	31,458
Others	5,527	31,318	5,341	28,456

Total	9,686	76,886	9,837	65,469

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Current tax expense
Current tax expense in respect of the current period	112,623	72,764
Adjustments recognized in the current period in relation to the current tax of prior periods	(20,676)	(21,448)

Sub-total	91,947	51,316

Deferred tax expense
Deferred tax expense relating to the origination and reversal of temporary differences	111,381	131,155
Deferred tax charged directly to equity	16,360	(11,622)

Sub-total	127,741	119,533

Income tax expense	219,688	170,849

(2)	Income tax expense can be reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Net income before income tax expense	1,184,768	886,609
Tax calculated at statutory tax rate (*)	286,252	214,098

Adjustments
Effect of income that is exempt from taxation	(39,474)	(34,186)
Effect of expenses that are not deductible in determining taxable profit	7,011	6,910
Adjustments recognized in the current period in relation to the current tax of prior periods	(20,676)	(21,448)
Others	(13,425)	5,475

Sub-total	(66,564)	(43,249)

Income tax expense	219,688	170,849

Effective tax rate	18.5%	19.3%

(*)	The applicable income tax rate is 11 % up to 200 million Won, 22 % over 200 million Won to 20 billion Won, and 24.2 % over 20 billion Won.

(3)	Details of deferred tax relating to items that are charged directly in equity are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Loss on valuation of AFS securities	(111,389)	(105,268)
Foreign currencies translation of foreign operations	6,473	626
Remeasurement of the net defined benefit liability	76,538	59,904

Total	(28,378)	(44,738)

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS, and number of shares):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income attributable to common shareholders	293,839	965,080	269,260	715,760
Dividends to hybrid securities	(49,269)	(149,506)	(52,820)	(134,517)
Net income attributable to common shareholders	244,570	815,574	216,440	581,243
Weighted average number of common shares outstanding	673 shares in million	673 shares in million	673 shares in million	673 shares in million
Basic Earnings Per Share (Unit: Korean Won)	363	1,212	322	864

(2)	Diluted EPS equals to basic EPS for there is no dilution effect for the nine months ended September 30, 2016 and 2015, respectively.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees which the Bank has provided to others are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Confirmed guarantees:
Guarantees for loans	84,931	108,176
Acceptances	412,541	466,909
Guarantees in acceptances of imported goods	99,476	100,084
Other confirmed guarantees	7,172,514	8,115,835

Total	7,769,462	8,791,004

Unconfirmed guarantees:
Local letters of credit	355,535	422,812
Letters of credit	3,344,263	4,241,583
Other unconfirmed guarantees	851,666	1,916,209

Total	4,551,464	6,580,604

Commercial paper purchase commitments and others	1,914,031	2,135,541

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Loan commitments	53,077,532	63,361,727
Other commitments	1,969,110	2,101,669

(3)	Litigation case

a)	The Bank has filed and faced lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	September 30, 2016
	As plaintiff	As defendant
Number of cases	53	184
Amount of litigation	307,498	215,621
Provisions for litigations		3,718

	December 31, 2015
	As plaintiff	As defendant
Number of cases	86	222
Amount of litigation	337,047	169,294
Provisions for litigations		2,605

b)	The Bank, along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. In regard to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Bank and other financial institutions. The Bank recognized 132,784 million Won as gain for the year ended December 31, 2015, in accordance with K-IFRS 1037 Provisions, Contingent liabilities and Contingent assets.

(4)	Other

The Bank operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Bank is currently performing its own internal investigation to confirm if the Bank is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of September 30, 2016, the Bank believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank, assets and liabilities recognized, guarantees provided and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Bank as of September 30, 2016 are as follows:

Related parties
Controlling party (Government related entity)	KDIC

Joint ventures	Woori Renaissance Holdings

Subsidiaries	Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Private Equity Fund, Woori Credit Information Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Market Asia Ltd., Woori Bank China Limited, Zao Woori Bank, Woori Brazil Bank, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia, Woori Finance Myanmar, Woori EL Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust 1st Co., Ltd. and 16 SPCs, Kiwoom Partner Plus PF Bond 4 and 34 Beneficiary Certificates

Associates

Kumho Tires Co., Ltd., Woori Blackstone Korea Opportunity No.1 Private Equity Fund, Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., Poonglim Industrial Co., Ltd., STX Engine Co., Ltd.,

Samho International Co., Ltd., Force TEC Co., Ltd., STX Corporation, Osung LST Co., Ltd., Woori Columbus 1st Private Equity Fund and others (Dongwoo C & C Co., Ltd. and 13 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	September 30, 2016	December 31, 2015
Ultimate controlling party (Government related entity)	KDIC	Other assets	270,055	510,193
		Deposits	1,448,649	930,231
		Other liabilities	11,323	9,812

Subsidiaries	Woori FIS Co., Ltd.	Other assets	161	102
		Deposits	29,543	15,462
		Other liabilities	15,629	16,536

	Woori Private Equity Asset Management Co., Ltd.	Deposits Other liabilities	2,029 —	24,547 143

	Woori Finance Research Institute Co., Ltd.	Deposits	3,720	2,113
		Other liabilities	569	1,534

	Woori Card Co., Ltd.	Other assets	10,633	9,306
		Deposits	100,898	30,606
		Other liabilities	12,648	13,414

	Woori Investment Bank Co., Ltd.	Due from banks	70,000	50,000
		Other assets	8,273	6,109
		Deposits	10,377	6,551
		Other liabilities	10,851	8,321

	Woori Private Equity Fund	Other assets	2	4
		Deposits	125	9,127
		Other liabilities	—	2

	Woori Credit Information Co., Ltd.	Deposits	16,608	18,699
		Other liabilities	10,217	10,897

Related party		A title of account	September 30, 2016	December 31, 2015
Subsidiaries	Woori America Bank	Due from banks	4,289	2,850

	PT Bank Woori Saudara Indonesia 1906 Tbk	Due from banks	4,783	2,520
		Loans	54,819	58,600
		Allowance for credit loss	(61)	(65)
		Deposits	5	68

	Woori Global Market Asia Ltd.	Loans	124,696	125,463
		Allowance for credit loss	(115)	(139)
		Deposits	2,941	1,498
		Borrowings	—	5,860

	Woori Bank China Limited	Due from banks	16,688	9,015
		Loans	22,703	485,380
		Allowance for credit loss	(24)	(541)
		Other assets	141	971
		Deposits	29,980	215
		Other liabilities	140	573

	Zao Woori Bank	Due from banks	65,892	72,095
		Loans	39,175	54,238
		Allowance for credit loss	(44)	(61)
		Other assets	47	132

	Woori Brazil Bank	Loans	1,644	1,992
		Allowance for credit loss	—	(2)

	Korea BTL Infrastructure Fund	Other assets	9	8

	Woori Fund Service Co., Ltd.	Deposits	4,184	3,236
		Other liabilities	841	812

	Woori Finance Cambodia	Loans	21,378	16,408
		Allowance for credit loss	(13)	(10)
		Other liabilities	—	1

	Woori Finance Myanmar	Loans	1,096	—
		Allowance for credit loss	(1)	—

	Woori EL Co., Ltd.	Deposits	22	23

	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets Other liabilities	9,365 43,848	3,162 34,937

	Structured entities and others	Loans	25,760	26,765
		Allowance for credit loss	(4,880)	(17,443)
		Other assets	162	13
		Deposits	7,656	1,781
		Other liabilities	565	908

	Beneficiary Certificates	Other assets	23	20

Associates	Kumho Tires Co., Ltd.	Loans	354,915	279,895
		Allowance for credit loss	(698)	(551)
		Deposits	30,150	67,815
		Other liabilities	63	115

Related party		A title of account	September 30, 2016	December 31, 2015
Associates	Woori Service Networks Co., Ltd.	Deposits	2,148	3,821
		Other liabilities	348	377

	Korea Credit Bureau Co., Ltd.	Deposits	8,016	9,038
		Other liabilities	89	54

	Korea Finance Security Co., Ltd.	Deposits	1,386	1,468
		Other liabilities	4	7

	United PF 1st Corporate financial stability (*1)	Deposits	—	20

	Chin Hung International Inc.	Loans	4,044	5,366
		Allowance for credit loss	(3,620)	(4,636)
		Deposits	9,588	1,378
		Other liabilities	3	6

	Poonglim Industrial Co., Ltd.	Loans	—	1,557
		Allowance for credit loss	—	(1,557)
		Deposits	1,940	7,906
		Other liabilities	—	5

	STX Engine Co., Ltd.	Loans	108,636	120,599
		Allowance for credit loss	(62,141)	(25,639)
		Deposits	16,679	5,167
		Other liabilities	6,263	600

	Samho International Co., Ltd.	Loans	37,574	42,739
		Allowance for credit loss	(5,269)	(5,802)
		Deposits	78,690	96,281
		Other liabilities	920	950

	Force TEC Co., Ltd.	Loans	—	28,504
		Allowance for credit loss	—	(6,246)
		Deposits	—	355
		Other liabilities	—	1,201

	Hana Engineering & Construction Co., Ltd. (*2)	Loans	—	71
		Allowance for credit loss	—	(71)
		Deposits	—	38

	STX Corporation	Loans	126,604	151,791
		Allowance for credit loss	(80,778)	(19,182)
		Deposits	10,265	13,643
		Other liabilities	2,009	219

	Osung LST Co., Ltd.(*3)	Loans	—	5,639
		Allowance for credit loss	—	(338)
		Deposits	—	983
		Other liabilities	—	2

	Ilyang construction Co., Ltd. (*2)	Loans	—	838
		Allowance for credit loss	—	(215)

	Others (*4)	Loans	1,089	—
		Allowance for credit loss	(483)	—
		Other assets	15	—
		Deposits	3,645	—
		Other liabilities	59	—

(*1)	As the Bank lost significant influence over United PF 1st Corporate Financial Stability during nine months ended September 30, 2016, it was excluded from the related parties.
(*2)	As the Bank sold shares of Hana Engineering & Construction and Ilyang construction Co., Ltd. during nine months ended September 30, 2016, they were excluded from the associates.
(*3)	This entity was reclassified into assets held for sale for the nine months ended September 30, 2016.
(*4)	There are Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C & C Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Gachi Staff Co., Ltd., Deokwon Food Co., Ltd. and QTS Shipping Co., Ltd, SJCO Co.,Ltd, Woori Growth Partnerships New Technology Private Equity Fund.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine months ended September 30
Related party		A title of account	2016	2015
Controlling party (Government related entity)	KDIC	Interest income	9,450	17,671
		Interest expenses	14,123	18,383

Subsidiaries	Woori FIS Co., Ltd.	Fees income	364	—
		Other income	5,083	5,194
		Other expenses	160,994	174,229

	Woori Private Equity Asset Management Co., Ltd.	Fees income	7	—
		Interest expenses	214	221

	Woori Finance Research Institute Co.,Ltd.	Fees income	6	—
		Other income	224	216
		Interest expenses	26	26
		Fees expenses	3,525	3,225

	Woori Card Co., Ltd.	Fees income	98,196	94,476
		Other income	516	337
		Interest expenses	13	56
		Reversal of impairment losses due to credit loss	—	14

	Woori Investment Bank Co.,Ltd.	Fees income	343	163
		Other income	2,961	1,848
		Interest expenses	31	34
		Other expenses	2,689	1,097
		Reversal of impairment losses due to credit loss	—	58

	Woori Private Equity Fund	Fees income	5	5
		Interest expenses	3	13

	Woori Credit Information Co., Ltd.	Fees income	43	—
		Dividend income	1,008	2,016
		Other income	297	300
		Interest expenses	156	233
		Fees expenses	7,079	8,826

	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	381	268
		Dividend income	2,643	1,556
		Fees expenses	54	43
		Impairment losses due to credit loss (reversal)	(4)	60

			For the nine months ended September 30
Related party		A title of account	2016	2015
Subsidiaries	Woori Global Markets Asia Ltd.	Interest income	1,299	1,277
		Interest expenses	32	2
		Impairment losses due to credit loss (reversal)	(24)	14

	Woori Bank China Limited	Interest income	2,496	2,577
		Fees income	—	144
		Other income	56	63
		Interest expenses	16	—
		Other expenses	141	59
		Impairment losses due to credit loss(reversal)	(517)	127

	Zao Woori Bank	Interest income	361	447
		Reversal of impairment losses due to credit loss	17	24

	Woori Brazil Bank	Interest income	15	—
		Reversal of impairment losses due to credit loss	2	—

	Korea BTL Infrastructure Fund	Dividend income	22,288	22,951
		Fees income	56	50

	Woori Fund Service Co., Ltd.	Fees income Other income Interest expenses	12 116 43	2 85 29

	Woori Finance Cambodia	Interest income	356	182
		Impairment losses due to credit loss (reversal)	3	(31)

	Woori Finance Myanmar	Interest income	5	—
		Impairment losses due to credit loss	1	—

	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	6,204	6,524
		Interest expenses	492	579
		Other expenses	21	20

	Structured entities	Interest income	295	2,470
		Fees income	6,046	3,616
		Interest expenses	5	4
		Reversal of impairment losses due to credit loss	12,563	24,306

Associates	Kumho Tires Co., Ltd.	Interest income	1,941	2,004
		Fees income	6	5
		Interest expenses	53	171
		Impairment losses due to credit loss (reversal)	147	(1,974)

	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Dividend income	4,568	10,707

	Woori Service Networks Co., Ltd.	Dividend income	12	12
		Other income	22	21
		Interest expenses	38	63

			For the nine months ended September 30
Related party		A title of account	2016	2015
Associates	Korea Credit Bureau Co., Ltd.	Dividend income	136	—
		Interest expenses	108	54

	Korea Finance Security Co., Ltd.	Dividend income	54	55
		Interest expenses	7	30

	Chin Hung International Inc.	Interest income	190	734
		Fees income	1	1
		Interest expenses	20	29
		Reversal of impairment losses due to credit loss	1,016	781

	Poonglim Industrial Co., Ltd.	Interest expenses	2	9
		Reversal of impairment losses due to credit loss	1,557	284

	STX Engine Co., Ltd.	Interest income	1,013	1,022
		Fees income	20	27
		Interest expenses	65	35
		Impairment losses due to credit loss	36,502	37,201

	Samho International Co., Ltd	Interest income	687	755
		Fees income	5	4
		Interest expenses	370	769
		Impairment losses due to credit loss (reversal)	(533)	340

	Force TEC Co., Ltd.	Interest income	153	187
		Reversal of impairment losses due to credit loss	—	244

	STX Corporation	Interest income	803	1,364
		Fees income	52	89
		Interest expenses	5	5
		Impairment losses due to credit loss	61,596	2,066

	Osung LST Co., Ltd.	Interest income	170	169
		Interest expenses	1	15
		Reversal of impairment losses due to credit loss	338	99

	Others (*)	Interest expenses	12	—
		Reversal of impairment losses due to credit loss	277	—

(*)	There are Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C & C Co., Ltd., The Base Enterprise Co., Ltd., Saman Corporation, Gachi Staff Co., Ltd., Deokwon Food Co., Ltd. and QTS Shipping Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	September 30, 2016	December 31, 2015
KDIC	Loan commitment	1,500,000	1,500,000
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	50,000
Woori America Bank	Confirmed guarantees in foreign currencies	21,826	2,640
P.T. Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	155,335	124,177

	Warranty	September 30, 2016	December 31, 2015
Woori Global Market Asia Ltd.	Confirmed guarantees in foreign currencies	17,541	18,752
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	93,155	73,802
Zao Woori Bank	Confirmed guarantees in foreign currencies	40,097	56,450
Woori Brazil Bank	Confirmed guarantees in foreign currencies	4,146	1,690
Korea BTL Infrastructure Fund	Securities purchase contract	317,778	468,786
Woori Finance Cambodia	Loan commitment	548	7,032
Structured entities and others	Loan commitment in local currency	493,300	520,400
	Loan commitment	545	723
Kumho Tires Co., Inc.	Import credit in foreign currencies and others	8,764	11,623
	Loan commitment	46,757	142,694
ChinHung International Inc.	Loan commitment	40,630	40,630
STX Engine Co., Ltd.	Import credit in foreign currencies and others	43,129	74,135
	Loan commitment	48,624	12,912
Samho International Co., Ltd.	Loan commitment	32,886	27,721
Force TEC Co., Ltd.	Loan commitment	—	5,762
STX Corporation	Import credit in foreign currencies and others	28,411	23,235
	Loan commitment	—	9,069

For the guarantee provided to the related parties, the Bank recognized provisions for guarantees amounting to 35,636 million Won and 14,028 million Won, respectively, as of September 30, 2016 and December 31, 2015.

(5)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Shot-term employee benefits	6,878	4,374
Retirement benefit service costs	423	176

Total	7,301	4,550

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 779 million Won and 4,293 million Won, respectively, as of September 30, 2016. And with respect to the assets, the Bank has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	September 30, 2016	December 31, 2015	2016		2015
			Three months ended September 30	For the nine months ended September 30	Three months ended September 30	For the nine months ended September 30
Trust accounts	38,766,493	34,135,580	166,663	592,852	166,121	626,049

(2)	Significant receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Receivables
Trust fees receivables	31,586	18,704
Payables
Borrowings from trust accounts	3,850,574	3,794,847

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Revenue
Trust fees	23,558	56,835	13,513	37,073
Expense
Interest expenses on borrowings from trust accounts	9,553	34,873	14,090	46,529

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Principal guaranteed trusts
Old-age pension trusts	4,940	5,235
Personal pension trusts	518,956	523,544
Pension trusts	718,924	681,868
Retirement trusts	54,853	64,921
New personal pension trusts	8,552	8,540
New old-age pension trusts	3,101	3,376

Sub-total	1,309,326	1,287,484

Principal and fixed rate of return guaranteed trusts
Development trusts	20	19
Unspecified money trusts	771	782

Sub-total	791	801

Total	1,310,117	1,288,285

2)	The amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Liabilities for the account (subsidy for trust account adjustment)	22	26

47.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Bank has disposed its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and from March 2014 to June 2014, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

With respect to the privatization of Woori Bank, the Public Fund Oversight Committee (“PFOC”) announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and the disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership), respectively, of Woori Bank after newly listing its shares on the stock exchange newly. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding for the non-controlling interests was successful, KDIC’s ownership of the Bank decreased from 56.97% to 51.04%. By the way, as the retirement of treasury stocks on October 2015, KDIC’s ownership of the Bank changed to 51.06% as of September 30, 2016

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss means to promote the privatization plan, and announced a plan to take a two-track approach to sell the stake. To maximize the retrieval of public fund initially invested, promotion of privatization schedule and development of financial industry, the PFOC is considering a new approach of selling parts out of the government’s stake to multiple buyers in smaller portions, as well as its previous plan of selling the controlling stake to a single buyer.

In addition, Financial Services Commission (“FSC”) announced the amendment on normalization of business MOU, which aimed to promote improvement of corporate value through enhancing managerial autonomy of the Bank on October 2, 2015, and subsequent to the announcement, revised the Enforcement Decree of the Special Act on the Management of Public Funds on March 29, 2016.

Also, the Public Fund Management Committee (“PFMC”) announced the latest sale-plan that aims to sell off about 30 percent out of a 51.06 percent stake in the bank held by KDIC to multiple investors splitting the shares into 4 to 8 percent chunks on August 22, 2016. Pursuant to the plan, the KDIC commenced the bidding procedure for the disposal on August 24, 2016 by putting up a public notice of sale, and received letters of intent from 18 potential bidders by September 23, 2016. The PFMC has closed the bidding on November 11, 2016, subsequently announced seven chosen buyers to acquire a total of 29.7 percent stake in Woori Bank on November 13 and plans to wrap up the sale process by the end of this year.

48.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Bank is obligated to improve its respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate. If the Bank fails to make improvements, the KDIC can enforce the Bank to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2)	In addition, on July 2, 2001, in order to establish efficient integrated structure of the Bank, the Bank and the KDIC have entered into an agreement to implement management plans, which incorporate establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Bank’s competitiveness and pursuance of privatization plan, meeting the financial ratio objectives, and penalties in case the Bank not meeting such management plans.